Filed pursuant to Rule 424(b)(2)
Registration No. 333-192887

PROSPECTUS

You should read this Prospectus Summary together with the more detailed information contained in this prospectus, including the risk factors and financial statements. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that may cause such a difference include those discussed in the Risk Factors section and elsewhere in this prospectus.

WRIT Media Group, Inc.

1,127,392 Shares of Common Stock

This prospectus relates to the resale of up to 1,127,392 shares (the “Common Stock”) of Common Stock, par value $0.0001 per share, of WRIT Media Group, Inc. (“Company”), a Delaware, by the selling stockholders including up to 1,127,392 shares of common stock that may be PUT by the Company to Dutchess Opportunity Fund II, LP (“Dutchess”) and resold from time to time under an arrangement known as an “Equity Line” pursuant to the terms of an investment agreement. This prospectus updates information contained in a Registration Statement covering the Common Stock that was filed by the Company and declared effective by the Securities and Exchange Commission on January 16, 2014. From January 17, 2014 through the date hereof 202,343 shares have been sold by the selling shareholders pursuant to the terms of the Registration Statement and there remains 1,127,392 shares all of which have been allocated to the Equity Line to be sold from time to time pursuant to the terms of this prospectus by Dutchess that is the sole selling stockholder. The Company has received $23,238 in cash proceeds through the date hereof as a result of periodic PUTS of its common stock to Dutchess under the Equity Line.

The selling stockholder may sell Common Stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

We will not receive any proceeds from the offer for sale of Common Stock by Dutchess under the Equity Line. We will, however, receive proceeds from the sale to Dutchess pursuant to the Equity Line. We will pay the expenses of registering all of the foregoing shares.

Investment in the Common Stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 6 of this prospectus before purchasing any of the shares offered by this prospectus.

Our Common Stock is quoted on the OTC QB and trades under the symbol “WRIT”. The last reported sale price of our Common Stock on the OTC QB on April 30, 2014, was approximately $0.275 per share.

It is important to note that we conducted a 1 for 1,000 reverse split of our issued and outstanding stock on February 4, 2014, wherein each 1,000 shares of our issued common shares were exchanged for 1 common share. This had the effect of decreasing the number of issued and outstanding common shares by a factor of 1,000 and increasing our market price per share by a factor of 1,000.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 30, 2014.

Table of Contents

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in this prospectus. You should assume that the information contained in this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any sales under the Investment Agreement. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY	3
RISK FACTORS	6
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	14
USE OF PROCEEDS	14
DETERMINATION OF OFFERING PRICE	15
THE DUTCHESS EQUITY LINE TRANSACTION	15
SELLING STOCKHOLDER	18
PLAN OF DISTRIBUTION	19
DESCRIPTION OF SECURITIES	20
DESCRIPTION OF OUR BUSINESS	23
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	25
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	36
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	36
EXECUTIVE COMPENSATION	38
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	39
RELATED PARTY TRANSACTIONS	40
CORPORATE GOVERNANCE	40
INTEREST OF NAMED EXPERTS AND COUNSEL	42
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	43
WHERE YOU CAN FIND ADDITIONAL INFORMATION	43
INDEX TO FINANCIAL STATEMENTS	F-1 (following page 43)

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information that you should consider before investing in the common stock of Writers’ Group Film Corp. (referred to herein as the “Company,” “Writers’ Group,” “we,” “our,” and “us”). You should carefully read the entire Prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements before making an investment decision.

About Us

Writers’ Group Film Corp (sometimes the "Company") is a Delaware corporation incorporated on March 9, 2007. On February 25, 2011, we acquired all of the outstanding shares of capital stock of Front Row Networks, Inc., a Nevada corporation (sometimes “Front Row”) from its shareholders and the Company, through Front Row Networks Inc., is engaged in content creation to produce, acquire and distribute live concerts in three dimensional format (“3D”) for initial worldwide digital broadcast into digitally-enabled movie theaters and thereafter, licensed to DVD and Blu-Ray retailers, free TV broadcasters, cable and emerging 3D cable channels, and mobile streaming providers. We believe that the licensing of the distribution rights to the live concerts will be the primary source of revenue for the Company. We further believe that we will be able to generate revenue when we present live concerts in 3D, at lower ticket prices, to a worldwide fan base in a cost-effective manner.

While the core business of Front Row Networks remains the production, acquisition and distribution of 2D and 3D theatrical event programming, the Company seeks to secure and distribute non-concert alternative theatrical programming, such as animated family content, music-related documentaries, and other gaming content that can be distributed via mobile and internet platforms. It is the Company’s strategic goal to acquire the broadest range of rights for exclusive programming, we may finance all or part of the production of our entertainment programs, acquire rights to completed projects, acquire content catalogues, or acquire companies which own or control content catalogues. We believe that we are positioned to benefit from the market growth and increased demand for alternative theatrical content and mobile content, and we intend to continue expansion of our exclusive library content throughout the coming year.

On August 27, 2013, Writers’ Group Film Corp. acquired all issued and outstanding shares of Amiga Games, Inc., a Washington state-based video gaming company. Writers’ Group Film Corp. acquired Amiga Games through the issuance of 500,000,000 restricted shares of its Common Stock to the shareholders of Amiga Games, in exchange for all issued and outstanding shares of Amiga Games, making Amiga Games a wholly-owned subsidiary of the Company.

Amiga Games Inc. licenses classic video game libraries and republishes the most popular titles for smartphones, modern game consoles, PCs, and tablets. Amiga Games leverages the intellectual property of Amiga Inc., and builds on the classic "Amiga" brand and technology to create new revenue from publisher's dormant game libraries.

Our executive office is located at 8200 Wilshire Blvd. , Suite 200 in Beverly Hills, California 90211. Our telephone number is 310-461-3737. Our website is located at www.writmediagroup.com. The information on our website is not part of this prospectus.

Offering Summary

Common stock offered by Dutchess, who is the Selling Stockholder	1,127,392 shares of common stock.

Common stock outstanding before the offering	9,566,583 shares of common stock as of April 30, 2014

Common stock outstanding after the offering after giving effect to the issuance of 1,127,392 shares to Dutchess pursuant to the Investment Agreement	10,693,975 shares of common stock.

Offering Price	To be determined by the prevailing market price for the shares at the time of sale or negotiated transactions.

Use of proceeds
We will not receive any of the proceeds from Dutchess’ sale of the shares of common stock covered by this prospectus. However, we may receive proceeds from the sale of shares of common stock to Dutchess pursuant to the terms of the Investment Agreement. We anticipate that the net proceeds we receive under the Investment Agreement will be used for elimination of all liabilities, including all convertible debt outstanding, as well as working capital purposes and acquisitions of assets, businesses or operations, if such acquisition opportunities arise. See “Use of Proceeds.”

OTCQB Trading Symbol	Our common stock is traded on the OTCQB under the symbol “WRIT”.

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 7.

Financial Summary

The following tables set forth summary financial data derived from our financial statements for fiscal years ending March 31, 2013 and 2012, and interim periods ended June 30, 2013 and June 30, 2012. The following data should be read in conjunction with the financial statements, related notes and other financial information incorporated in this prospectus by reference. Our historical results are not necessarily an indication of the results to be expected for any future period.

Summary Condensed Statements of Operations

	Year Ended March 31, 2013	Year Ended March 31, 2012
Total Revenues	$8,855	$397,000
Operating Expenses	$442,146	$644,647
Other income (expense) - net	$40,522	$30,863
Net income (loss)	$(392,769)	$(216,784)

Summary Balance Sheet

	March 31, 2013	March 31, 2012
Current Assets	$6,553	$62,960
Current Liabilities	$221,052	$760,862
Working Capital (Deficit)	$(214,499)	$(697,902)

Summary Condensed Statements of Operations

	6 mos. Ended September 30, 2013	6 mos. Ended September 30, 2012
Total Revenues	$-	$6,110
Operating Expenses	$249,399	$297,161
Other income (expense) - net	$1,339,369	$303,039
Net income (loss)	$1,089,970	$11,988

Summary Balance Sheet

	September 30, 2013	March 31, 2013
Current Assets	$16,010	$6,553
Current Liabilities	$230,611	$221,052
Working Capital (Deficit)	$(214,601)	$(214,499)

RISK FACTORS

An investment in the securities offered involves a high degree of risk and represents a highly speculative investment. In addition to the other information contained in this prospectus, prospective investors should carefully consider the following risks before investing in our common stock. If any of the following risks actually occur, our business, operating results and financial condition could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward Looking Statements” in this prospectus.

Additional risks and uncertainties not currently known to us or that we presently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations and value of our stock. You should not purchase the securities offered unless you can afford the loss of your entire investment.

RISKS RELATED TO OUR BUSINESS

Our auditor has expressed substantial doubt regarding our ability to continue as a going concern.

We continue to incur losses in our operations. While we expect to generate revenues within the next fiscal year, there is no assurance that we will be successful.

The creation of content for the entertainment industry is highly competitive and we will be competing with companies with much greater resources than we have.

The business in which we engage is significantly competitive. Each of our primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources than us. We compete for relationships with a limited supply of facilities and talented creative personnel to produce our films. We will compete with major entertainment companies, such as Sony, Warner Brothers, Disney, AEG, and Live Nation for content. We also anticipate that we will compete with a large number of United States-based and international distributors and sub-distributors of independent films and alternative content including divisions of Sony/MGM, Cinedigm Digital Cinema Corp., NCM Fathom, and Screenvision in the production of alternative event content that may be expected to appeal to national and international audiences. More generally, we anticipate we will compete with various other leisure-time activities, such as home videos, movie theaters, personal computers and other alternative sources of entertainment.

The production and distribution of Blu-Ray and video disks are significantly competitive businesses, as they compete with each other, in addition to other forms of entertainment and leisure activities. There will be a proliferation of free TV broadcasters, cable and emerging 3D cable channels, and mobile streaming providers looking for any content, to include content that is not related live concerts.

There is also active competition among all production companies in the entertainment and related industries for services of producers, directors, musicians and others and for the acquisition of literary properties. The increased number of theatrical films released in the United States has resulted in increased competition for theater space and audience attention and may have an effect on competing live 3D event and concert broadcasting.

Revenues for any entertainment products depend in part on general economic conditions, but the competitive situation of a producer of films and concerts is still greatly affected by the quality of, and public response to, the entertainment product that the artist makes available to the marketplace.

There is strong competition throughout the home video industry, both from home video subsidiaries of several major motion picture studios and from independent companies, as well as from new film viewing opportunities such as pay-per-view.

Audience acceptance of our content will determine our success, and the prediction of such acceptance is inherently risky.

We believe that our live concert theatrical success will be dependent upon general public acceptance, marketing, advertising and the quality of the production. The Company's production will compete with numerous independent and foreign productions, in addition to productions produced and distributed by a number of major domestic companies, many of which are divisions of conglomerate corporations with assets and resources substantially greater than that of ours. Our management believes that in recent years with the current promotion of 3D movies and equipment to show 3D productions, that there has been an increase in competition in virtually all facets of our business. The growth of pay-per-view television and the use of home video products may have an effect upon theater attendance and non-theatrical motion picture distribution. As we may distribute productions to all of these markets, it is not possible to determine how our business will be affected by the developments, and accordingly, the resultant impact on our financial statements. Moreover, audience acceptance can be affected by any number of things over which we cannot exercise control, such as a shift in leisure time activities or audience acceptance of a particular style of music or artist.

The competition for booking screens may have an adverse effect on theatrical revenues.

In the distribution of motion pictures, there is very active competition to obtain bookings of pictures in theaters and television networks and stations throughout the world. A number of major motion picture companies have acquired motion picture theaters. Such acquisitions may have an adverse effect on our distribution endeavors and our ability to book certain theaters which, due to their prestige, size and quality of facilities, are deemed to be especially desirable for motion picture bookings.

We have limited financial resources and there are risks we may be unable to acquire financing when needed.

To achieve and maintain competitiveness, we may be required to raise substantial funds. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. We anticipate that we may need to raise additional capital to develop, promote and distribute our live concerts and to acquire property rights of the artists. Such additional capital may be raised through public or private financing as well as borrowings and other sources. Public or private offerings may dilute the ownership interests of our stockholders. Additional funding may not be available under favorable terms, if at all. If adequate funds are not available, we may be required to limit our operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain products and services that we would not otherwise relinquish and thereby reduce revenues to the company.

We are at the risk of mobile telephone and internet competition which may develop and the effects of which we cannot predict.

The mobile telephone application and internet market is new, rapidly evolving and intensely competitive. We believe that the principal competitive factors in maintaining a mobile telephone application and an internet business are selection, convenience of download and other features, price, speed and accessibility, customer service, quality of image and site content, and reliability and speed of fulfillment. Although we intend to be able to compete in this market, in 2D and maybe 3D when technology is further developed, many potential competitors have longer operating histories, more customers, greater brand recognition, and significantly greater financial, marketing and other resources. In addition, larger, well-established and well-financed entities may acquire, invest in, or form joint ventures as the Internet, and e-commerce in general, continue to become more widely accepted.

In addition, we will face competition on any sale of merchandise that is tailored to an artist and sponsor, or either. Many of our existing competitors, in addition to a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do.

We are at risk of technological changes to which we may be unable to adapt as swiftly as our competition.

We believe that our future success will be partially affected by continued growth in the use of digital and 3D broadcasting. The production, acquisition and distribution of live concerts in movie theaters and by DVD and Blu-Ray retailers, free TV broadcasters, cable and emerging 3D cable channels, and mobile streaming providers are still relatively new, and predicting the extent of further growth, if any, are difficult. The market for 3D content is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new product introductions and enhancements. Our failure to adapt to any technological developments effectively could adversely affect our business, operating results, and financial condition.

The DVD and Blu-Ray and the distribution of entertainment content and related materials are at a high risk for piracy which may affect our earnings.

The entertainment content distribution industry, including us, may continue to lose an indeterminate amount of revenue as a result of piracy both in the country to unauthorized copying from our product at post production houses, copies of prints in circulation to theaters, unauthorized videotaping at theaters and other illegal means of acquiring our copy written material. The United States Trade Representative (USTR) has placed Argentina, Brazil, Egypt, Indonesia, Israel, Kuwait, Lebanon, Pakistan, the Philippines, Russia, Ukraine and Venezuela on the 301 Special Watch List for excessive rates of piracy of motion pictures and optical disks. The USTR has placed Azerbaijan, Bahamas, Belarus, Belize, Bolivia, Bulgaria, Colombia, the Dominican Republic, Ecuador, Hungary, Italy, Korea, Latvia, Lithuania, Mexico, Peru, Romania, Taiwan, Tajikistan, Thailand, and Uzbekistan on the watch list for excessive piracy.

RISKS RELATED TO OUR MANAGEMENT

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, at least in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our President and other key personnel, each of whom would be difficult to replace. In particular, Eric Mitchell, our President, is critical to the development of our strategic direction. The loss of the services of Mr. Mitchell or other key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. We currently do not have written employment agreements with any of our key personnel, and we currently do not maintain key person life insurance on Mr. Mitchell. Accordingly, the loss of the services of any of these persons would adversely affect our business.

Our anticipated growth in our operations could place a significant strain on our management team and our administrative, operational and financial reporting infrastructure.

Our success will depend in part on the ability of our management team to effectively manage our growth in our operations. To do so, we believe we will need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, our business operations could be adversely affected.

None of our officers and directors has in-depth accounting or financial reporting backgrounds, which increases the risk we may be unable to comply with all rules and regulations.

Our ability to meet our ongoing reporting requirements on a timely basis will be dependent to a significant degree on advisors and consultants. Our officers and directors have no in-depth accounting or financial reporting backgrounds. As such, there is risk about our ability to comply with all financial reporting requirements accurately and on a timely basis.

We do not have either a compensation or an audit committee, so stockholders will have to rely on the general board of directors to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. These functions are performed by the general board of directors. Until we have an audit committee, there may be less oversight of management decisions and activities and little ability for minority stockholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority stockholders.

Our officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders.

Our officers and directors, directly and indirectly through company vehicles they control, in the aggregate beneficially own 100% of the outstanding shares of the Preferred Stock, Series A of the Company, giving our officers and directors voting rights equal to 80% of the voting rights of the Company’s entire voting stock, including common shares, leaving the aggregate of all outstanding shares of the common stock with only 20% of the voting rights of the Company. As a result, our officers and directors have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our Articles of Incorporation or By-laws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our officers and directors collectively are able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of our officers may differ from the interests of the other stockholders, and they may influence decisions with which the other stockholders may not agree. Such decisions may be detrimental to our business plan and/or operations and they may cause the business to fail in which case you may lose your entire investment.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or to prevent fraud.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for our Company to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our shares of common stock.

A material weakness in internal controls may remain undetected for a longer period because of our Company's exemption from the Section 404(b) auditor attestation requirements of Sarbanes-Oxley.

Our annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s attestation in this annual report. As a result, a material weakness in our internal controls may remain undetected for a longer period.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business may be adversely affected.

The entertainment and electronic games industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. These claims, whether or not successful, could:

•	divert management’s attention;
•	result in costly and time-consuming litigation;
•	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; and/or
•	require us to redesign our entertainment products or computer or video games software and services to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. In addition, many of our agreements with our entertainment or marketing partners require us to indemnify them for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling on any such claim. Even if we have not infringed on any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management time. Finally, if a third party successfully asserts a claim that our products infringe its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all and we may be required to pay significant monetary damages to such third party.

We are not aware of any current or threatened litigation of any kind.

RISKS RELATED TO THIS OFFERING

We are registering the resale of 1,127,392 shares of common stock which may be issued to Dutchess under the Equity Line. The resale of such shares by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

We are registering the resale of 1,127,392 shares of common stock under the registration statement of which this prospectus forms a part. We may issue up to that number of shares to Dutchess pursuant to the Equity Line. The sale of these shares into the public market by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.

The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at a 5% discount to the lowest daily volume weighted average price, VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.

Any drawdowns under our Equity Line with Dutchess may result in dilution to our stockholders.

If we sell shares to Dutchess under the Equity Line, it will have a dilutive effect on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock. If we draw down amounts under the Equity Line, we will issue shares to Dutchess at a 5% discount to the lowest daily volume weighted average price, VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions. If we draw down amounts under the Equity Line when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing, and may further decrease our share price.

Our Equity Line with Dutchess may not be available to us if we elect to make a draw down.

Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on Dutchess’s obligation to purchase if such purchase would result in Dutchess beneficially owning more than 4.99% of our common stock. Accordingly, the Equity Line may not be available to satisfy all of our funding needs.

RISKS RELATED TO OUR SECURITIES

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

We have historically relied on outside financing and cash from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to:

•	fund our operations;
•	respond to competitive pressures;
•	take advantage of strategic opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and
•	develop new products or enhancements to existing products.

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may result in additional dilution to our stockholders and consumption of resources that are necessary to sustain our business.

One of our business strategies is to acquire competing or complementary services, technologies or businesses. We also may enter into relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

In connection with one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay;
•	incur large charges or substantial liabilities;
•	encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures;
•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges; and
•	encounter unfavorable reactions from investment banking market analysts who disapprove of our completed acquisitions.

As an example of this strategy in action, we recently purchased Amiga Games, Inc., the license-holder to a library of classic video and computer games, in exchange for 500 million restricted shares of our common stock, which increased the total number of our outstanding common shares to approximately 2.8 billion shares, which represented a dilution of approximately 22% to our existing common stockholders.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to existing common stockholders.

Our certificate of incorporation gives the board of directors the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without common stockholder approval, including large blocks of preferred stock. As a result, although we have no such plans for the foreseeable future, our board of directors could authorize the issuance of preferred stock that would grant to holders thereof the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock or other preferred stockholders and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock or existing preferred stock, if any.

Our quarterly results may fluctuate and if we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

Our quarterly operating results may fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include:

•	our ability to retain existing customers, attract new customers and satisfy our customers’ requirements;
•	general economic conditions;
•	changes in our pricing policies;
•	our ability to expand our business;
•	the effectiveness of our personnel;
•	new product and service introductions;
•	technical difficulties or interruptions in our services;
•	the timing of additional investments in our entertainment products, including marketing of our video game library;
•	regulatory compliance costs;
•	costs associated with future acquisitions of technologies and businesses; and
•	extraordinary expenses such as litigation or other dispute-related settlement payments.

Some of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and should not be relied upon as an indication of future performance.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may limit your ability to buy and sell our shares.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this Prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	the timing of the development of future products;
•	projections of costs, revenue, earnings, capital structure and other financial items;
•	statements of our plans and objectives;
•	statements regarding the capabilities of our business operations;
•	statements of expected future economic performance;
•	statements regarding competition in our market; and
•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from the forward-looking statements. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

You should also assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock offered by Dutchess, the Selling Stockholder. We will, however, receive proceeds from the sale of our common stock to Dutchess pursuant to the Investment Agreement. We anticipate the proceeds from our exercise of the put option pursuant to be used for working capital and reserves.

DETERMINATION OF OFFERING PRICE

The offering price of the securities offered by Dutchess, the Selling Stockholder, will be determined by the prevailing market price for the shares at the time of sale or negotiated transactions.

It is important to note that we conducted a 1 for 1,000 reverse split of our issued and outstanding stock on February 4, 2014, wherein each 1,000 shares of our issued common shares were exchanged for 1 common share. This had the effect of decreasing the number of issued and outstanding common shares by a factor of 1,000 and increasing our market price per share by a factor of 1,000.

THE DUTCHESS EQUITY LINE TRANSACTION

Investment Agreement

We entered into the Investment Agreement with Dutchess on December 9, 2013. Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to that number of shares of the Company’s common stock having an aggregate purchase price of ten million dollars ($10,000,000), over a period of 36 months from the first trading day following the effectiveness of the registration statement of which this prospectus forms a part. We may terminate the Investment Agreement at any time, at our discretion, without any cost to us, upon notice to Dutchess. Although the maximum aggregate amount that Dutchess may purchase under the Investment Agreement is $10 million, we registered only 1,127,392 shares of our common stock, with an average market price of $0.30, and a total maximum offering amount of $338,217.61, which is equal to one-third of our current float. If our share price increases, the total amount of money raised will increase, up to a maximum of $10 million.

We may draw funds from the Equity Line facility by selling shares of common stock to Dutchess from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement. The purchase price of the shares shall be ninety-five percent (95%) of the lowest daily volume weighted average price (VWAP) of the Common Stock during the five (5) consecutive trading day period beginning on the date of delivery of the applicable draw down notice. We refer to such five-day period as the “Pricing Period.” We are making such a drawdown in this prospectus.

Dutchess has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Investment Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future funding, rights of first refusal, participation rights, penalties or liquidated damages in the Investment Agreement.

The maximum number of shares of common stock that the Company is entitled to put to Dutchess in any one draw down notice is the greater of either: (i) two hundred percent (200%) of the average daily volume (U.S. market only) of the Company’s common stock for the three (3) trading days prior to the date of delivery of the applicable draw down notice, multiplied by the average of the three (3) daily closing prices immediately preceding the notice date or (ii) one hundred thousand dollars ($100,000). There are put restrictions applied on days between the draw down notice date and the closing date with respect to that particular put. During such time, we are not entitled to deliver another draw down notice.

The Company has the right to specify a suspension price for a given put. In the event the common stock price falls below the specified suspension price, the put will be temporarily suspended. The put will resume at the time that the common stock is above the suspension price, provided the dates for the Pricing Period for that particular put are still valid. We cannot change a suspension price for a put once it is submitted to Dutchess.

Certain conditions must be satisfied before we are entitled to put shares to Dutchess, including the following:

•	there must be an effective registration statement under the Securities Act to cover the resale of the shares by Dutchess;
•	our common stock cannot be suspended from trading or the Company shall not have been notified of any pending or threatened proceeding or other action to suspend the trading of the common stock;
•	we must have complied with our obligations and not otherwise be in default under the Investment Agreement and Registration Rights Agreement; and
•	no injunction or other governmental action shall remain in force which prohibits the issuance of shares to Dutchess pursuant to the Equity Line.

There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the Investment Agreement or that we will be able to draw down any portion of the amount available to us under the Equity Line.

The Investment Agreement further provides that the Company and Dutchess are each entitled to customary indemnification from the other for any losses or liabilities we or it suffers as a result of any breach by the other party of any provisions of the Investment Agreement or the Registration Rights Agreement, or as a result of any lawsuit brought by a third-party arising out of or resulting from the other party’s execution, delivery, performance or enforcement of the Investment Agreement or the Registration Rights Agreement.

The Investment Agreement also contains customary representations and warranties of each of the parties. The assertions embodied in those representations and warranties were made for purposes of the Investment Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Investment Agreement. In addition, certain representations and warranties that were made as of a specific date, may be subject to a contractual standard of materiality different from what a stockholder or investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Dutchess has also agreed pursuant to the Investment Agreement not to sell short any of our securities, either directly or indirectly through its affiliates, principals or advisors during the term of the Investment Agreement.

In connection with the preparation of the Investment Agreement and the Registration Rights Agreement, we paid Dutchess a document preparation fee in the amount of $5,000. However, we did not issue Dutchess any shares of common stock or other securities.

Registration Rights Agreement

Pursuant to the terms of the Registration Rights Agreement, we are obligated to file one or more registration statements with the SEC to register the resale by Dutchess of shares of common stock issued or issuable under the Investment Agreement. We have filed with the SEC an initial registration statement of which this prospectus forms a part, in order to access the Equity Line, covering the resale of up to 1,127,392 shares of common stock. In this prospectus we are registering the re-sale of 202,343 shares. In addition, we are obligated to use all commercially reasonable efforts to have the registration statement remain effective by the SEC as provided for in the Investment Agreement.

The foregoing summary of the Equity Line does not purport to be complete and is qualified by reference to the Investment Agreement and the Registration Rights Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Effect of Performance of the Investment Agreement on Our Stockholders

All 1,127,392 shares of common stock that were registered under the Form S-1, including the 202,343 shares in this offering, which may be sold by Dutchess under the Investment Agreement are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 36 months from the effective date of this prospectus. The sale by Dutchess of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile, as we described in the Risk Factors section above. Dutchess may ultimately acquire all, some or none of the shares of common stock not issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares.

If and to the extent we issue common stock to Dutchess at a lower price per share, Dutchess will receive a higher number of shares, which equates to greater dilution to our other stockholders. The effect of this dilution may, in turn, cause the price of our common stock to decrease further because of the downward pressure on the stock price that would be caused by a large number of sales of our shares into the public market by Dutchess. Additionally, if certain of our existing stockholders disagree with our decision to sell shares to Dutchess at a time when our stock price is low, those stockholders may in response decide to sell additional shares of common stock, which could further decrease our stock price. Therefore, sales to Dutchess by us under the Investment Agreement may result in substantial dilution to the interests of other stockholders and a decrease in our stock price. However, we have the right to control the timing and amount of any sales of our shares to Dutchess, and the Investment Agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the Investment Agreement, we authorized the sale to Dutchess of up to $10,000,000 of our common stock. The number of shares ultimately offered for sale by Dutchess under this prospectus is dependent upon the number of shares we put to Dutchess under the Investment Agreement. The following table sets forth the amount of proceeds we would receive from Dutchess from the sale of shares at varying purchase prices:

Assumed Average Purchase Price ($)	Number of Registered Shares to be Issued if Full Purchase (1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Dutchess (2)	Additional Proceeds from the Sale of Registered Shares to Dutchess Under the Investment Agreement
$0.10	1,127,392	19.2%	$112,739
$0.20	1,127,392	19.2%	$225,478
$0.30	1,127,392	19.2%	$338,218
$0.40	1,127,392	19.2%	$450,956
$0.50	1,127,392	19.2%	$563,695
$0.70	1,127,392	19.2%	$789,173
$1.00	1,127,392	19.2%	$1,127,392

(1)	The number of registered shares to be issued represents the number of shares to be purchased at the applicable price.
(2)
The denominator is 5,637,089 shares outstanding plus the corresponding number of shares set forth in the adjacent column. The numerator is the number of shares issuable under the Investment Agreement set forth in the adjacent column.

SELLING STOCKHOLDER

The shares of common stock being offered by Dutchess, the selling stockholder, are those to be issued to Dutchess under the Investment Agreement. We are registering the shares of common stock in order to permit Dutchess to offer the shares for resale from time to time. Dutchess is not a licensed broker-dealer or an affiliate of a licensed broker-dealer. Neither Dutchess nor any of its affiliates has held a position or office, or had any other material relationship, with us within the past three years.

We do not know when or in what amounts Dutchess may offer shares for sale. Dutchess may elect not to sell any or all of the shares offered by this prospectus. Because Dutchess may offer all or some of the shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by Dutchess after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this prospectus will be sold by Dutchess.

The following table presents information regarding Dutchess. The information concerning beneficial ownership has been taken from information provided to us by Dutchess. Beneficial ownership has been calculated in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Sold in the Offering Assuming the Company Issues Maximum No. of Shares in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering

Dutchess Opportunity Fund II, LP(1)	-0-	(2)	0%	202,343	0%

(1)
The address of Dutchess is 50 Commonwealth Avenue, Suite 2, Boston, MA 02116. Dutchess is a Delaware limited partnership. Michael Novielli and Douglas H. Leighton are the managing members of Dutchess Capital Management, II, LLC, the general partner to Dutchess, which has the voting and investment power over the shares being offered under this prospectus.

(2)
Dutchess does not own any shares of our common stock as of the date of this prospectus. We may at our discretion elect to issue to Dutchess up to 202,343 shares of our common stock under the Investment Agreement, subject to the terms and provisions of such agreement, but Dutchess does not beneficially own any such shares that may be issued by us at our sole discretion and such shares are not included in determining the percentage of shares beneficially owned before the offering.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Dutchess, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;
•	transactions involving cross or block trades;
•	through brokers, dealers, or underwriters who may act solely as agents;
•	“at the market” into an existing market for the common stock;
•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•	in privately negotiated transactions;
•	any combination of the foregoing; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Dutchess is an “underwriter” within the meaning of the Securities Act.

Neither we nor Dutchess can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Dutchess, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Dutchess and related persons against specified liabilities, including liabilities under the Securities Act.

Dutchess and its affiliates have agreed not to engage in any direct or indirect short selling of our common stock during the term of the Investment Agreement.

While Dutchess is engaged in a distribution of the shares included in this prospectus, Dutchess is required to comply with Regulation M promulgated under the Exchange Act, and it is aware of its compliance obligations pursuant to Regulation M. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered pursuant to this prospectus. This offering will terminate on the date that all shares offered by this prospectus have been sold by Dutchess or may be resold by Dutchess without restriction under Rule 144(b)(1)(i) under the Securities Act.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 20,000,000,000 shares of common stock at $0.00001 par value, and 220,000,000 shares of preferred stock, par value $0.00001 per share, divided up into three series: Series A Preferred Stock (130,000,000 shares); Series B Preferred Stock (70,000,000 shares); and Series C Preferred Stock (20,000,000 shares). The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, as amended, our bylaws, as amended, and our certificate of designations, as amended.

As of February 10, 2014, there were 5,637,089 shares of common stock outstanding held of record by 155 persons or entities, and 10,000 shares of Series A Preferred Stock outstanding, held by 1 person. No shares of Series B or Series C Preferred Stock is currently outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for this purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive on a proportional basis any assets remaining available for distribution after payment of our liabilities. All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our Certificate of Designations establishes three series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as follows:

Dividend Rights: Shares of Preferred Stock have no dividend rights, except insofar as the Board of Directors may declare dividends at their sole discretion.

Voting Rights:

Preferred Stock Class, Series A: The aggregate of all issued shares of Series A has voting rights equal to four times the voting rights of all other issued and outstanding shares of all Classes and Series combined. Therefore, each share of Series A has that voting power divided by the number of outstanding shares of Series A at the time of the vote.

Preferred Stock Class, Series B: Each share of Series B has ten votes for each matter brought before the shares of Preferred Stock Series B for a vote.

Preferred Stock Class, Series C: Each share of Series C has one vote for each matter brought before the shares of Preferred Stock Series C for a vote.

Conversion Rights:

Preferred Stock Class, Series A: The aggregate of all issued shares of Series A may be converted into four times the number of shares of Common Stock that were issued at the time of conversion. Therefore, each share of Series A may be converted into that number of shares of Common Stock, divided by the number of shares of Series A outstanding at the time of conversion.

Preferred Stock Class, Series B: Each share of Series B may be converted into 10,000 shares of Common Stock.

Preferred Stock Class, Series C: Each share of Series C may be converted into 500 shares of Common Stock.

Liquidation Rights:

Preferred Stock Class, Series A: No liquidation rights.

Preferred Stock Class, Series B: Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to be paid out of the assets of the Company an amount equal to $1.00 per share or, in the event of an aggregate subscription by a single subscriber for Series B Preferred Stock in excess of $100,000, $0.997 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series B Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series B Preferred Stock as set forth herein, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Company's Common Stock.

Preferred Stock Class, Series C: Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series C Preferred Stock, the holders of the Series C Preferred Stock shall be entitled to be paid out of the assets of the Company an amount equal to $1.00 per share or, in the event of an aggregate subscription by a single subscriber for Series C Preferred Stock in excess of $100,000, $0.997 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series C Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series C Preferred Stock as set forth herein, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Company's Common Stock.

Redemption or Sinking Fund Provisions: Shares of Preferred Stock have no redemption or sinking fund provisions.

Anti-Dilution Rights:

Preferred Stock Class, Series A: No anti-dilution rights.

Preferred Stock Class, Series B: Shares are subject to forward splits of the shares of the common stock, and as such are forward split in the same ratio as the shares of common stock, but are not subject to reverse splits of the common stock.

The board of directors may amend any such rights and preferences.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and does adversely affect voting and other rights of holders of our common stock, as discussed in the Risk Factors section above. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

Options and/or Warrants to Purchase Common Stock

We have no options or warrants issued or outstanding and no additional options or warrants are contemplated to be issued in the foreseeable future.

Registration Rights

We have entered into a registration rights agreement with Dutchess. Please see “The Dutchess Equity Line Transaction” section above.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, we have provided that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and
•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Delaware Anti-Takeover Law

We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Transfer Agent

The transfer agent for our common stock is Signature Stock Transfer Inc., 2632 Coachlight Court, Plano, Texas 75093. Phone: (972) 612-4120.

DESCRIPTION OF OUR BUSINESS

Corporate History

Writers’ Group Film Corp (sometimes the “Company”) is a Delaware corporation incorporated on March 9, 2007. On February 25, 2011, we acquired all of the outstanding shares of capital stock of Front Row Networks, Inc., a Nevada corporation (sometimes “Front Row”) from its shareholders and the Company, through Front Row Networks Inc., is engaged in content creation to produce, acquire and distribute live concerts in three dimensional format (“3D”) for initial worldwide digital broadcast into digitally-enabled movie theaters and thereafter, licensed to DVD and Blu-Ray retailers, free TV broadcasters, cable and emerging 3D cable channels, and mobile streaming providers. We believe that the licensing of the distribution rights to the live concerts will be the primary source of revenue for the Company. We further believe that we will be able to generate revenue when we present live concerts in 3D, at lower ticket prices, to a worldwide fan base in a cost-effective manner.

On August 21, 2013, we acquired Amiga Games, Inc., a Washington state-based video gaming company. Amiga Games Inc. (“Amiga Games”) is a company that licenses classic video game libraries and republishes the most popular titles for smartphones, modern game consoles, PCs, and tablets. Amiga Games leverages the intellectual property of Amiga Inc., and builds on the classic “Amiga” brand and technology to create new revenue from publisher’s dormant game libraries. We acquired Amiga Games through the issuance of 500,000,000 restricted shares of our common stock to the shareholders of Amiga Games, in exchange for all issued and outstanding shares of Amiga Games, making Amiga Games a wholly-owned subsidiary of Writers’ Group Film Corp.

Business Summary

The Company intends to acquire and license certain merchandising rights from the content owners and event sponsors that will enable the Company to sell merchandise, such as clothing, and other products, tailored to each artist or sponsor, in movie theaters where the event is exhibited. We believe that by packaging new theatrical events with existing catalogues, Front Row can create a series of theatrical content, and an identity as the premiere brand in alternative theatrical content.

The Company believes that the theatrical filmed entertainment and music industries are experiencing major structural and technological changes, including a trend towards live concert tours in the music industry, and increased demand for 2D and 3D alternative content, or non-studio event films that can be exhibited in cinemas during the off-peak periods. Although the industry is dominated by the major studios, record labels, and concert promotional companies, the Company believes that there is still opportunity for it to provide targeted independent production of alternative theatrical event content. According to industry analysts, less than 5% of theater seats are occupied Monday through Thursday. Exhibitors want alternative content to attract audiences during off peak times. With major studios distributing fewer and fewer high budget films, both exhibitors and audiences are eager for more content.

We anticipate that the selection of any content and our participation in each project may be complex and extremely risky. Further, there can be no assurance that any of our digital broadcasts or theatrical releases that are completed will be successfully marketed. Due to current general economic condition and the shortages of available capital, there is no assurance that we will be able to identify and evaluate and produce marketable content.

We intend to use third party project financing wherever it is possible for our 3D productions. This ability will allow the Company to attract higher quality independent projects. Typically a single purpose entity specific to the film project will be established to produce and finance the concert. This entity then contracts with the financing parties and the artists and sponsors. We will be competing, however, with other established and well-financed entities.

While the core business of Front Row Networks remains the production, acquisition and distribution of 2D and 3D theatrical event programming, the Company seeks to secure and distribute non-concert alternative theatrical programming, such as animated family content, music-related documentaries, and other gaming content that can be distributed via mobile and internet platforms. It is the Company’s strategic goal to acquire the broadest range of rights for exclusive programming, we may finance all or part of the production of our entertainment programs, acquire rights to completed projects, acquire content catalogues, or acquire companies which own or control content catalogues. We believe that we are positioned to benefit from the market growth and increased demand for alternative theatrical content and mobile content, and we intend to continue expansion of our exclusive library content throughout the coming year.

Competition

The market for our products and services – in both the filmed entertainment products industry and the consumer video and computer games industry – is competitive and rapidly changing, as discussed in our Risk Factors section above. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. In addition, these companies may have longer operating histories and greater name recognition than we have. These competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. If we are unable to compete with such companies, the demand for our products could substantially decline.

We cannot assure you that we will be able to respond quickly, cost-effectively or sufficiently to market conditions. Our business, financial condition and operating results may be adversely affected if we are unable to anticipate or respond quickly and economically to any developments.

Our ability to compete will also depend on the strength of our brand, our ability to attract and retain key talent and other personnel, the efficiency of development and marketing. All these activities require significant financial resources. We may not be able to sustain competition. Our inability to compete effectively would have an adverse impact on our business.

Employees

As of the date hereof, we have three full-time employees of Writers’ Group, the parent company, including officers who work for us full time. Our wholly-owned subsidiary, Amiga Games, has five full-time employees, including its officers who work for Amiga full time.

We believe that our future success will depend in part on our continued ability to attract, hire or acquire and retain qualified independent contractors. There can be no assurance that we will be able to attract and retain such individuals or companies. If we are unsuccessful in managing the timely delivery of these services our business could be adversely affected. We believe we have good relations with our employees and independent contractors.

Properties

We utilize an executive office at 8200 Wilshire Boulevard, Suite 200, Beverly Hills, California 90211. This space is located near many of the major production studios in Los Angeles County. Our rent consists of 200 square feet at $199 per month pursuant to a lease for one year. We believe that additional space may be required as our business expands and believe that we can obtain suitable space as needed.

Material agreements

Investment Agreement - Dutchess Opportunity Fund, II, LP

Please see “The Dutchess Equity Line Transaction” section of this prospectus, above.

Legal proceedings

We are not aware of any litigation or threatened litigation of a material nature.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Price.

The Company's common stock is publicly traded in the over-the-counter market in the OTCQB System under the ticker symbol WRIT. The following table sets forth the reported high and low prices of our common stock for each quarter during the fiscal year ended March 31, 2013 and 2012. The prices reflect inter-dealer prices without mark-ups mark-downs, or commissions, and may not necessarily reflect actual transactions.

Fiscal Year Ended March 31, 2013

Quarter	High	Low

First	.0057	.0015
Second	.0045	.0006
Third	.0019	.0005
Fourth	.0014	.0005

Fiscal Year Ended March 31, 2012

Quarter	High	Low

First	.0619	.0155
Second	.0170	.0065
Third	.0090	.0012
Fourth	.0070	.0029

It is important to note that we conducted a 1 for 1,000 reverse split of our issued and outstanding stock on February 4, 2014, wherein each 1,000 shares of our issued common shares were exchange for 1 common share. This had the effect of decreasing our issued and outstanding capital by a factor of 1,000 and increasing our price per share by a factor of 1,000.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve one’s account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

(b) Holders.

There are 152 holders of record of the Company’s common stock.

Currently, a certain number of our issued and outstanding shares of common stock held by non-affiliates are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a six month holding period, under certain circumstances, has unlimited public resale under said Rule if the seller complies with said Rule.

In summary, Rule 144 applies to affiliates (that is, control persons) and non-affiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions) issued by a non-shell company. Persons reselling restricted securities are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if the seller complies with said Rule.

(c) Dividends.

We have declared no stock or cash dividends and we do not intend to declare or pay any dividends in the future.

(d) Application of California law.

Section 2115 of the California General Corporation law provides that a corporation incorporated under the laws of a jurisdiction other than California, but which has more than one-half of its "outstanding voting securities" and which has a majority of its property, payroll and sales in California, based on the factors used in determining its income allocable to California on its franchise tax returns, may be required to provide cumulative voting until such time as the Company has its shares listed on certain national securities exchanges, or designated as a national market security on NASDAQ (subject to certain limitations). Accordingly, holders of our Common Stock may be entitled to one vote for each share of Common Stock held and may have cumulative voting rights in the election of directors. This means that holders are entitled to one vote for each share of Common Stock held, multiplied by the number of directors to be elected, and the holder may cast all such votes for a single director, or may distribute them among any number of all of the directors to be elected.

(e) Purchases of Equity Securities.

We (and affiliated purchasers) have made no purchases or repurchases of any securities of the Company or any other issuer.

(f) Securities Authorized for Issuance under an Equity Compensation Plan.

We have not authorized the issuance of any of our securities in connection with any form of equity compensation plan.

(g) Recent Sale of Unregistered Securities

During the year ended March 31, 2013 we sold and issued an aggregate of 331,197,000 shares of common stock in exchange for services. The sale and issuance of the shares was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. Each of the three shareholders had acquired the shares for investment and not with a view to distribution to the public. All of these shares had been issued for investment purposes in a “private transaction” and were “restricted” shares as defined in Rule 144 under the Securities Act of 1933, as amended.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Overview

Writers’ Group Film Corp. (“we”, “us”, “our”, “WRIT”, or the “Company”) was incorporated in Delaware on March 9, 2007 to produce films, television programs and similar entertainment programs for various media formats.

Front Row Networks (“FRN”) was incorporated on July 27, 2010 in the State of Nevada. The Company is a content creation company which intends to produce, acquire and distribute live concerts in 3D for initial worldwide digital broadcast into digitally-enabled movie theaters. This concept, known in the industry as alternative content, is intended to present live events theatrically in 2D and 3D, at lower ticket prices, to a massive fan base worldwide in a cost-effective manner. Following the initial theatrical run, the distribution rights to the events will be licensed to DVD and Blu-Ray retailers, Free TV broadcasters, cable and emerging 3D cable channels, and mobile streaming providers. Front Row Networks will also sell merchandising, such as clothing, and other goods and products, tailored to each Event, Artist and/or each Sponsor, in movie theaters where the concert is exhibited

In February 2011, FRN completed a reverse acquisition transaction through a share exchange with WRIT, whereby WRIT acquired 100% of the issued and outstanding capital stock of FRN in exchange for 100,000,000 shares of the Common Stock of WRIT. As a result of the reverse acquisition, FRN became WRIT’s wholly-owned subsidiary and the former FRN’s shareholders became controlling stockholders of WRIT. The share exchange transaction with WRIT was treated as a reverse acquisition, with FRN as the accounting acquirer and WRIT as the acquired party.

Consequently, the assets and liabilities and the historical operations that will be reflected in the consolidated financial statements for periods prior to the Share Exchange Agreement will be those of FRN and will be recorded at the historical cost basis. After the completion of the Share Exchange Agreement, the Company’s consolidated financial statements will include the assets and liabilities of both FRN and WRIT, the historical operations of FRN and the operations of WRIT from the closing date of the Share Exchange Agreement.

On July 7, 2011, we modified our February 2011 Share Exchange Agreement and agreed to assume $100,000 in new debt which is shown as a reduction of our Paid-In Capital.

It is important to note that we conducted a 1 for 1,000 reverse split of our issued and outstanding stock on February 4, 2014, wherein each 1,000 shares of our issued common shares were exchanged for 1 common share. This had the effect of decreasing the number of issued and outstanding common shares by a factor of 1,000 and increasing our market price per share by a factor of 1,000.

Fiscal Years Ended March 31, 2012 and 2013
(see below for discussion of the interim period)

Financial Performance Highlights

The following summarizes certain key financial information for the fiscal year ended March 31, 2013 and 2012:

•	Revenues: Our revenues were $8,855 and $397,000 for the fiscal years ended March 31, 2013 and 2012.

•	Net loss: Net loss was $392,769 and $216,784 for the fiscal years ended March 31, 2013 and 2012.

Results of Operations

The following table sets forth key components of our results of operations for the fiscal years ended March 31, 2013 and 2012.

	For the Year Ended 03/31/2013	For the Year Ended 03/31/2012
Total Revenue	$8,855	$397,000
Operating Expenses:
Wages and benefits	248,069	273,571
Audit and accounting	55,122	59,125
Legal fee	16,839	150,539
Other general and administrative	122,116	161,412
Loss from operations	(433,291)	(247,647)
Loss on extinguishment of debt	-	(8,189)
Gain on derivative liability	193,155	59,798
Interest expense	(152,633)	(20,746)
Net loss	$(392,769)	$(216,784)

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Revenues. Revenues decreased 98% to $8,855 for the fiscal year ended March 31, 2013 from $397,000 for the fiscal year ended March 31, 2012, due to a decrease in available produced and acquired content available for distribution.

Revenues in the amount of $8,855 for the fiscal year ended March 31, 2013 were comprised of $8,855 from 3D Conversion Rights LLC (“3D Conversion Rights”), a company wholly owned by Mr. John Diaz, the former CEO and major shareholder of the Company.

Revenues for the fiscal year ended March 31, 2012 were derived from a license fee of $172,000 from Anvil International, Ltd. (“Anvil International”) and a license fee of $225,000 from 3D Conversion Rights. The Company granted to Anvil International and 3D Conversion Rights the exclusive right and license under copyright, to distribute, transmit, display, exhibit, project, license, simulcast, perform and otherwise exploit certain 2D and 3D completed motion pictures based upon live concert performances.

Wages and benefits. Wages and benefits expenses decreased 9.3% to $248,069 for the fiscal year ended March 31, 2013 from $273,571 for the fiscal year ended March 31, 2012. The decrease is mainly due to the minimal personnel cost during the year. The wages and benefits expenses for the fiscal year ended March 31, 2013 and 2012 include employee stock compensation in the amount of $192,368 and $85,000, respectively.

Audit and accounting. Audit and accounting expenses was $55,122 for the fiscal year ended March 31, 2013. The decrease in the audit and accounting expense is mainly related to the change of accounting consultants.

Legal fee. Legal Fees decreased 88.8% to $16,839 for the fiscal year ended March 31, 2013 from $150,539 for the fiscal year ended March 31, 2012. The high legal fee in the fiscal year ended March 31, 2012 is mainly related to the George Sharp lawsuit, which is discussed in more details in Note 9 to our consolidated financial statements.

Other general and administrative expenses. Other general and administrative expenses decreased to $122,116 for the fiscal year ended March 31, 2013 from $161,412 for the fiscal year ended March 31, 2012. Those expenses consist primarily of company’s business development, consulting fees and other expenses incurred in connection with general operations.

Loss from operations. Our loss from operations was $433,291 for the fiscal year ended March 31, 2013 and $247,647 for the period ended March 31, 2012.

Loss on extinguishment of debt. We recorded a loss on extinguishment of debt of $0 for the fiscal year ended March 31, 2013 and $8,189 for the fiscal year ended March 31, 2012. The $8,189 loss resulted from the recognition of derivative liability in debt amendment. See more discussion in Note 7.

Gain or loss from derivative liability. We recorded a gain from derivative liability of $193,155 and 59,798 for the fiscal year ended March 31, 2013 and 2012, which is discussed in more detail in Note 5 “Convertible Debt”, Note 6 “Convertible Debt – Related Party” and Note 7 “Derivative Liabilities” to our consolidated financial statements.

Interest expense. We incurred $152,633 interest expense for the fiscal year ended March 31, 2013, and $20,746 interest expense for the fiscal year ended March 31, 2012. The increase in interest expense is mainly due to additional borrowings and debt discount amortization.

Net loss. As a result of the foregoing factors, we generated a net loss of $392,769 and $216,784 for the fiscal year ended March 31, 2013 and 2012, respectively.

Liquidity and Capital Resources

As reflected in the accompanying consolidated financial statements, the Company has accumulated deficits of $624,261 at March 31, 2013 that includes losses of $392,769 for the fiscal year ended March 31, 2013 and losses of $216,784 for the fiscal year ended March 31, 2012. The Company also had a working capital deficiency of $214,499 as of March 31, 2013 and a working capital deficiency of $697,902 as of March 31, 2012. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Although management is currently attempting to implement its business plan, and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.

As of March 31, 2013 and 2012, we have $1,143 and $15,599 cash and cash equivalents, respectively. The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations and borrowings from third and related parties.

	For the Year Ended 3/31/2013	For the Year Ended 03/31/2012
Net cash used in operating activities	$(164,736)	$(226,299)
Net cash provided by investing activities	-	13,500
Net cash provided by financing activities	150,280	169,800
Net decrease in cash and cash equivalents	(14,456)	(42,999)
Cash and cash equivalents at beginning of the period	15,599	58,598
Cash and cash equivalents at end of the period	$1,143	$15,599

Operating activities

Cash used in operating activities of $164,736 for fiscal year ended March 31, 2013 reflected our net loss of $392,769, adjusted for non-cash expenses, consisting primarily of $193,155 of gain on derivative liability, $254,340 of stock based compensation to employee, consultant and other services, $138,758 of amortization of debt discount, $2,500 of amortization of deferred financing costs, and $5,449 imputed interest on related party loan. Additional major sources of cash include decreases in related party accounts receivable of $46,800. Uses of cash included a decrease in accounts payable and accrued liability of $25,102.

Cash used in operating activities of $226,299 for fiscal year ended March 31, 2012 reflected our net loss of $216,784, adjusted for revenue of $303,000 settled by debt cancellation and non-cash expenses, consisting primarily of $59,798 of gain on derivative liability, $8,189 of loss of debt extinguishment, $246,975 of stock based compensation to employee, consultant and other services, $12,835 of amortization of debt discount and $4,845 imputed interest on related party loan. Additional sources of cash include decreases in accounts receivable of $24,800 and increase in accounts payable and accrued liability of $97,592. Uses of cash included an increase in related party accounts receivable of $46,800.

Investing activities

The net cash provided by or used in investing activities is primarily due to funds lent to related parties. During the fiscal year ended March 31, 2013 and 2012, the related parties repaid $0 and $13,500 of the borrowing from the Company, respectively.

Financing activities

Net cash provided by financing activities of 150,280 for the fiscal year ended March 31, 2013 includes $116,000 of funds borrowed from third party, $35,000 of shares issued for cash and $2,780 of advances from related party, offset by $3,500 paid for deferred financing costs.

Net cash provided by financing activities of $169,800 for the fiscal year ended March 31, 2012 includes funds borrowed from third party.

Loan Commitments

Borrowings from Related Parties

The Company entered into a loan agreement with Mrs. Nancy Louise Jones, wife of Mr. John Diaz, the CEO and major shareholder of the Company, on November 26, 2010, to borrow $60,562 with maturity date at September 1, 2013. This loan bears no interest.

Borrowings from Third Parties

On April 23, 2012, the Company borrowed $32,500 from Asher Enterprises. The maturity date of this note is January 25, 2013. This loan bears an interest rate of 8% per annum from the issuance date before default. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 49% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date. This note has been converted in its entirety and has been surrendered to the Company.

On June 21, 2012, the Company borrowed $37,500 from Asher Enterprises. The maturity date of this note is March 25, 2013. This loan bears an interest rate of 8% per annum from the issuance date before default. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 53% multiplied by the average of the lowest two trading prices for the Common Stock during the forty trading day period ending on the latest complete trading day prior to the conversion date. This note has been converted in its entirety and has been surrendered to the Company.

On November 2, 2012, the Company borrowed $16,000 from Asher Enterprises. The maturity date of this note is August 5, 2013. This loan bears an interest rate of 8% per annum from the issuance date before default. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 25% multiplied by the lowest trading price for the Common Stock during the one hundred twenty trading day period ending on the latest complete trading day prior to the conversion date. Along with the note payable, the Company issued warrants to purchase 49,230,769 shares of common stock. The warrants expire 5 years after issuance and have an exercise price of $0.0000325. The exercise price can adjust downward if the Company issues common stock at a price per share lower than the current exercise price.

On January 30, 2013, the Company borrowed $32,500 from Asher Enterprises. The maturity date of this note is November 1, 2013. This loan bears an interest rate of 8% per annum from the issuance date before default. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 50% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date.

Three and Six Months Ended December 31, 2012 and 2013

Results of Operations

Three Months Ended December 31, 2013 and 2012

Revenues. No revenues were recognized for the three months ended December 31, 2013 which was a decrease of $2,745 from the three months ended December 31, 2012.

Wages and benefits. Wages and benefits expenses decreased $91,050 and 100% for the three months ended December 31, 2013 as compared to the same period in 2012. The decrease is mainly due to the reduction in revenues.

Audit and accounting. Audit and accounting expenses increased $6,000 and 40% for the three months ended December 31, 2013 as compared to the same period in 2012. The increase in the audit and accounting expense is mainly related to cost management of the expenses and regulatory filings.

Other general and administrative expenses. Other general and administrative expenses increased $30,032 and 75% for the three months ended December 31, 2013 and as compared to the same period in 2012. Those expenses consist primarily of company’s business development, consulting fees and other expenses incurred in connection with general operations. The increase is mainly related regulatory filings and to the consulting fees related to the fund raising projects and other projects.

Loss from operations. Our loss from operations was $100,874 for the three months ended December 31, 2013 and $143,664 for the same period in 2012.

Gain or loss from derivative liability. We recorded a gain of $131,937 from derivative liability for the three months ended December 31, 2013 and a gain of $6,726 from derivative liability for the same period in 2012.

Interest expense. We incurred $38,094 in interest expense for the three months ended December 31, 2013 and $53,408 for the same period in 2012. The decrease in interest expense is mainly related to the amortization of debt discount.

Net income or loss. As a result of the foregoing factors, we generated a net loss of $7,031 for the three months ended December 31, 2013, and we generated a net loss of $190,346 for the same period in 2012.

Nine Months Ended December 31, 2013 and 2012

Wages and benefits. Wages and benefits expenses decrease $267,523 and 84.37% for the nine months ended December 31, 2013 as compared to the same period in 2012. The decrease is mainly related to the reduction in revenues during the current fiscal year.

Audit and accounting. Audit and accounting expenses increased $5,657 and 12.41% for the nine months ended December 31, 2013 as compared to the same period in 2012. The increase is in the audit and accounting expense is mainly related to cost management of the expenses. .

Legal fee. Legal fees increase $11,974 and 74.42% for the nine months ended December 31, 2013 as compared to the same period in 2012. The increase in legal fees is mainly related to increase in new entities and management of regulatory filings.

Other general and administrative expenses. Other general and administrative expenses increased $156,595 and 241.61% for the nine months ended December 31, 2013 as compared to the same period in 2012. Those expenses consist primarily of company’s business development, consulting fees and other expenses incurred in connection with general operations and expansion of business.

Loss from operations. Our loss from operations was $350,273 for the nine months ended December 31, 2013 and $434,715 for the same period in 2012.

Gain or loss from derivative liability. We recorded a gain from derivative liability of $1,590,246 for the nine months ended December 31, 2013, which is discussed in more detail in Note 5 “Convertible Debt”, Note 6 “Convertible Debt – Related Party” and Note 7 “Derivative Liabilities” to our consolidated financial statements. There was a gain from derivative liability of $365,846 for the nine months ended December 31, 2012.

Interest expense. We incurred $157,034 interest expense for the nine months ended December 31, 2013 and $109,489 for the same period in 2012. The increase in interest expense is mainly related to the amortization of debt discount.

Net income or loss. As a result of the foregoing factors, we generated a of net gain of $1,082,939 for the nine months ended December 31, 2013, and we generated a net loss of $178,358 for the same period in 2012. The increase in the net gain is mainly related to the gain from derivative liability.

Liquidity and Capital Resources

As reflected in the accompanying consolidated financial statements, the Company has Retained Earnings of $458,678 at December 31, 2013 that includes a loss of $7,031 for the three months ended December 31, 2013. The Company also had a working capital deficiency of $576,551 as of December 31, 2013. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Although management is currently attempting to implement its business plan, and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.

As of December 31, 2013 and March 31, 2013, we have $226 and $1,143 cash and cash equivalents, respectively. To date, we have financed our operations primarily through cash flows from borrowings from third and related parties.

Operating activities

Net Cash used in operating activities of $120,397 for the nine months ended December 31, 2013 reflected our net gain of $1,082,939 , adjusted for $150,502 amortization of debt discount and a $1,590,246 gain on derivative liability, and $87,624 from stock based services, amortization of $15,817 and accounts receivable use of $300. Additional sources of cash include increase in accrued liability of $44,657 and increase in accounts payable of $90,749. Uses of cash included an increase in prepaid expenses of $2,040.

Net cash used in operating activities was $100,092 for the nine months ended December 31, 2012. The net cash used in operating activities is primarily due to the net loss, gain on derivative liability and partially offset by shares issued for services, amortization of debt discount, decrease in accounts payable, increase in accrued liabilities and the increase in accounts receivable during the nine months ended December 31, 2012.

Investing activities

During the nine months ended December 31, 2013, the net cash used in investing activities is primarily due to computer software development costs and hardware purchases of $41,664. During the nine months ended December 31, 2011, the net cash provided by investing activities is from loan repayment by related party for an amount of $2,034.

Financing activities

Net cash provided by financing activities of $161,144 for the nine months ended December 31, 2013 includes funds of borrowing on notes of $113,500 and $86,000 respectively and $55,000 in proceeds from shares issued for cash and $0 respectively, payment of $5,000 and $3,500 for deferred financing costs respectively and proceeds from related party advances of $2,356.

Loan Commitments

Borrowings from Third Parties

On October 10, 2013, the Company borrowed $6,000 from John L. Shaw. The maturity date of this note is April 10, 2014 and this loan bears an interest rate of 0% per annum from the issuance date. During the three months ended December 31, 2013, the Company paid off $4,500 of the balance, bringing the note balance to $1,500.

On October 22, 2013, the Company borrowed $14,000 from SFH Capital LLC. The maturity date of this note is October 22, 2014 and this loan bears an interest rate of 12% per annum from the issuance date.

On October 29, 2013, the Company borrowed $4,000 from SFH Capital LLC. The maturity date of this note is October 29, 2014 and this loan bears an interest rate of 8% per annum from the issuance date.

On November 5, 2013 SFH Capital LLC purchased a note payable, including interest, in the amount of $3,952 from Powerguard International Inc. The note bears interest of 8% per annum, has a maturity date of September 11, 2010 and is convertible into common shares at a price of $0.1.

On December 11, 2013, the Company borrowed $12,500 from SFH Capital LLC. The maturity date of this note is December 11, 2014 and this loan bears an interest rate of 8% per annum from the issuance date.

Obligations under Material Contracts

On September 9, 2013 Writers’ Group Film Corp., a Delaware corporation (the “Company”), entered into an Investment Agreement (the “Investment Agreement”) with Dutchess Opportunity Fund, II, LP, a Delaware limited partnership (the “Investor”). Pursuant to the Investment Agreement, and subject to certain restrictions and conditions, the Company may issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of shares of the Company’s common stock having an aggregate purchase price of ten million dollars ($10,000,000), over a period of 36 months from the first trading day following the effectiveness of the registration statement registering the resale of shares purchased by the Investor pursuant to the Investment Agreement.

On December 5, 2013, pursuant to Rule 477 under the Securities Act, the Company withdrew the Registration Statement, requesting such withdrawal because it intended to file an amended Registration Statement in response to the comments received in correspondence from SEC staff dated November 18, 2013. On December 16, the Company re-filed the revised Registration Statement. On January 10, 2014 the Company filed an Amended Registration Statement based on comments received in correspondence from the SEC, and on January 16, 2014, the SEC made the Registration effective.

Except with respect to the loan obligations disclosed above, we have no obligations to pay cash or deliver cash to any other party.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost controls in operations.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introduction.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

•
Accounts Receivable: Accounts receivable are recorded at the net invoice value and are not interest bearing. We consider receivables past due based on the contractual payment terms. We perform ongoing credit evaluations of our customers, and generally we do not require collateral on our accounts receivable. We estimate the need for allowances for potential credit losses based on historical collection activity and the facts and circumstances relevant to specific customers and we record a provision for uncollectible accounts when collection is uncertain. To date, we have not experienced significant credit related losses.

•
Revenue Recognition: We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Recent Accounting Pronouncements

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Quarterly Report, we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the CEO and CFO concluded that, because of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2013 See our discussion at “Item 9A Controls and Procedures” on Form 10-K for the year ended March 31, 2013.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process certain safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over our financial reporting.

Changes in Internal Controls

There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identity and Business Experience of Directors

 Each director of the Company holds such position until the next annual meeting of shareholders and until his successor is duly elected and qualified.

Name	Age	Position(s)

Eric Mitchell	46	Director, CEO and President, Treasurer and CFO

Eric Mitchell, Director, Chief Executive Officer, President, Treasurer & Chief Financial Officer. Eric Mitchell has over 20 years of financial, business development, and strategic planning experience in the motion picture industry. Mr. Mitchell’s acquisition and financial talents helped Sony Pictures’ Tri-Star division acquire theatrical distribution rights to such hits as Cliffhanger, Sniper, Threesome, and Weekend at Bernie’s 2. Mitchell assisted Tri-Star in acquiring multi-picture distribution rights with Carolco Pictures; the deal generated $250 million in profit for the studio and led to such hits as LA Story, Universal Soldier, The Doors, Total Recall, Basic Instinct and Terminator 2. As an advisor to Ascendant Pictures and VIP Media Fund, the largest German tax fund, Eric participated in placing over $500 million dollars in production financing into 46 feature films. Mr. Mitchell is a graduate of Carnegie Mellon University and received his M.S. in Management from the Massachusetts Institute of Technology’s Sloan School.

Identity of Executive Officers and Significant Employees

The officers hold office until the first meeting of the board of directors following the annual meeting of shareholders and until their successors are chosen and qualified, subject to early removal by the board of directors. Information as to the executive officers of the Company is as follows:

Name	Age	Position(s)

Eric Mitchell	46	Director, CEO and President, Treasurer and CFO

Rebecca Bieker	56	Secretary

Eric Mitchell, Director, Chief Executive Officer, President, Treasurer & Chief Financial Officer. Eric Mitchell has over 20 years of financial, business development, and strategic planning experience in the motion picture industry. Mr. Mitchell’s acquisition and financial talents helped Sony Pictures’ Tri-Star division acquire theatrical distribution rights to such hits as Cliffhanger, Sniper, Threesome, and Weekend at Bernie’s 2. Mitchell assisted Tri-Star in acquiring multi-picture distribution rights with Carolco Pictures; the deal generated $250 million in profit for the studio and led to such hits as LA Story, Universal Soldier, The Doors, Total Recall, Basic Instinct and Terminator 2. As an advisor to Ascendant Pictures and VIP Media Fund, the largest German tax fund, Eric participated in placing over $500 million dollars in production financing into 46 feature films. Mr. Mitchell is a graduate of Carnegie Mellon University and received his M.S. in Management from the Massachusetts Institute of Technology’s Sloan School.

Rebecca Bieker, Secretary. Ms. Bieker has over 32 years of administrative experience with regards to business management in real estate, investor development and accounting. Rebecca received her education from Moraine Park Technical Institute in Wisconsin, in Real Estate, Accounting and Computers, with further education from real estate and business schools in Las Vegas, Nevada.

Our officers and directors may be deemed promoters of the Company as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual stockholders' meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Our officers serve at the will of the Board of Directors.

There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

Audit Committee.

Our board of directors has not established an audit committee. In addition, we do not have any other compensation or executive or similar committees. We will not, in all likelihood, establish an audit committee until such time as the Company generates a positive cash flow of which there can be no assurance. We recognize that an audit committee, when established, will play a critical role in our financial reporting system by overseeing and monitoring management's and the independent auditors' participation in the financial reporting process. At such time as we establish an audit committee, its additional disclosures with our auditors and management may promote investor confidence in the integrity of the financial reporting process.

Until such time as an audit committee has been established, the full board of directors will undertake those tasks normally associated with an audit committee to include, but not by way of limitation, the (i) review and discussion of the audited financial statements with management, and (ii) discussions with the independent auditors the matters required to be discussed by the Statement On Auditing Standards No. 61 and No. 90, as may be modified or supplemented.

Code of Ethics.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics has been posted on the investor relations section of the Company's website. We intend to satisfy the disclosure requirements under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of the code of ethics by posting such information on the website.

Involvement in certain legal proceedings

During the past ten years, none of our directors or executive officers have been involved in any of the proceedings described in Item 410(f) of Regulation S-K.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Eric Mitchell	FY2013	$62,880	$-	$58,560	$-	$-	$-	$-	$121,440
President	FY2012	56,558	-	-	-	-	-	-	56,558
	FY2011	-	-	-	-	-	-	-	-
Rebecca Bieker	FY2013	1,000	-	15,000	-	-	-	-	16,000
Secretary	FY2012	-	-	-	-	-	-	-	-
	FY2011	-	-	-	-	-	-	-	-

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eric Mitchell	-	-	-	-

Director’s Stipend

Our sole director is not entitled to a stipend, nor to reimbursement for expenses in attending director meetings.

Compensation Policies and Practices As They Relate To Our Risk Management

No risks arise from our Company’s compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on our Company.

Compensation Committee

Our Board of Directors does not have a standing compensation committee or committee performing similar functions. This is due to the small number of executive officers involved with our Company. We do not have a compensation committee charter. Our sole director, Eric Mitchell, has the principal responsibility for the administration of our employee stock plan. If and when our board of directors gros, we will evaluate, from time to time, whether it should appoint a standing compensation committee.

Executive officers who are also directors participate in determining or recommending the amount or form of executive and director compensation. Neither the board nor management utilizes compensation consultants in determining or recommending the amount or form of executive and director compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners.

Not applicable.

(b) Security Ownership of Management.

The following table sets forth the security and beneficial ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of the Company, and any holder of more than 5% of each class of stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common Stock	Eric Mitchell	311,590 shares, officer and director	5.5%

Common Stock	Rebecca Bieker	75,000 shares, officer	1.3%

Preferred Stock, Series A	Eric Mitchell	10,000 shares, officer and director	100%

(c) Ownership and Change in Control.

Each of the security ownership by the beneficial owners and by management is also the owner of record for the like number of shares.

There are currently no arrangements that would result in a change in our control.

RELATED PARTY TRANSACTIONS

Transactions with Related Persons

The Company and 3D Conversion Rights LLC, a company wholly owned by Mr. John Diaz, the former CEO and major shareholder of the Company entered into an exclusive license agreement on March 25, 2012. Based on the terms of this license agreement, 3D Conversion Rights LLC agreed to pay to the Company an aggregate amount of $225,000 as the license fee, which included a payment of $46,800 in certified funds before June 30, 2012. As of March 31, 2013, the Company no longer has a receivable from 3D Conversion Rights.

The Company entered into a loan agreement with Mrs. Nancy Louise Jones, wife of Mr. John Diaz, the former CEO and major shareholder of the Company, on November 26, 2010, to borrow $60,562 with maturity date at September 8, 2013. This loan bears no interest before default, however, interest is payable after default with interest on overdue principal at a monthly rate of 0.5% compounded monthly.

Policies and Procedures for Related-Party Transactions

Our Company does not have any formal written policies or procedures for related party transactions, however in practice, our board of directors reviews and approves all related party transactions and other matters pertaining to the integrity of management, including potential conflicts of interest, trading in our securities, or adherence to standards of business conduct.

CORPORATE GOVERNANCE

Code of Ethics

Our Company has a Code of Business Conduct and Ethics that applies to all of the Company’s employees, including its principal executive officer, principal accounting officer, and our board of directors. A copy of this Code is available for review on the Company’s website www.writmediagroup.com. The Company intends to disclose any changes in or waivers from its Code of Business Conduct and Ethics by posting such information on its website or by filing a Form 8-K.

Audit Committee

We do not have a separately designated standing audit committee in place. Our sole director currently serves in that capacity. This is due to the small number of executive officers involved with our Company, and the fact that we operate with few employees. Our Board of Directors will continue to evaluate, from time to time, whether a separately designated standing audit committee should be put in place. We do not have an audit committee charter.

Our Board has reviewed and discussed the audited financial statements with management and has discussed with its independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380),1 as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Board has received the written disclosures and the letter from its independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Board concerning independence, and has discussed with its independent accountant its independent accountant’s independence. Based on the review and discussions described above, the audit committee recommended that the audited financial statements be included in our Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Our Board of Directors is comprised of Eric Mitchell. Our Company does not presently have an audit committee financial expert as that term is defined by the rules promulgated by the Securities and Exchange Commission. This is due to the small number of executive officers involved with our Company, and the fact that we operate with few employees.

Compensation Committee

Our Board of Directors does not have a standing compensation committee or committee performing similar functions. This is due to the small number of executive officers involved with our Company. We do not have a compensation committee charter. Our sole director, Eric Mitchell, has the principal responsibility for the administration of our employee stock plan. We will evaluate, from time to time, whether our Board should appoint a standing compensation committee.

Executive officers who are also directors participate in determining or recommending the amount or form of executive and director compensation. Neither the board nor management utilizes compensation consultants in determining or recommending the amount or form of executive and director compensation.

Nominating Committee

Our Board of Directors does not have a nominating committee. This is due to the nominal size of our Board of Directors. Instead of having such a committee, our Board of Directors historically has searched for and evaluated qualified individuals to become nominees for membership on our Board of Directors. The directors recommend candidates for nomination for election or reelection for each annual meeting of stockholders and, as necessary, to fill vacancies and newly created directorships. We do not have a nominating committee charter.

Our sole director has expressed his willingness to continue to serve as our director. When new candidates for our Board of Directors are sought, all of our directors evaluate each candidate for nomination as director within the context of the needs and the composition of the board as a whole. The Board of Directors conducts any appropriate and necessary inquiries into the backgrounds and qualifications of candidates. When evaluating director nominees, our Board of Directors generally seeks to identify individuals with diverse, yet complementary backgrounds. Our directors consider both the personal characteristics and experience of director nominees, including each nominee’s independence, diversity, age, skills, expertise, time availability and industry background in the context of the needs of the Board of Directors and the Company. The Board of Directors believes that director nominees should exhibit proven leadership capabilities and experience at a high level of responsibility within their chosen fields, and have the experience and ability to analyze business and/or scientific issues facing our Company. In addition to business expertise, the Board of Directors requires that director nominees have the highest personal and professional ethics, integrity and values and, above all, are committed to representing the long-term interests of our stockholders and other stakeholders. To date, all new candidates have been identified and recommended by members of our Board of Directors, including management and non-management directors, our principal executive officer, and other executive officers, and we have not paid any fee to a third party to assist in the process of identifying or evaluating director candidates.

Our directors will consider candidates for nomination as director who are recommended by a stockholder and will not evaluate any candidate for nomination for director differently because the candidate was recommended by a stockholder. To date, we have not received or rejected any suggestions for a director candidate recommended by any stockholder or group of stockholders owning more than 5% of our common stock.

When submitting candidates for nomination to be elected at our annual meeting of stockholders, stockholders should follow the following notice procedures and comply with applicable provisions of our bylaws. To consider a candidate recommended by a stockholder for nomination at the 2014 Annual Meeting of Stockholders, the recommendation must be delivered or mailed to and received by our Secretary within the time periods discussed elsewhere in this Information Statement under the heading “Stockholder Proposals for 2014 Annual Meeting.” The recommendation must include the information specified in our bylaws for stockholder nominees to be considered at an annual meeting, along with the following:

•	The stockholder’s name and address and the beneficial owner, if any, on whose behalf the nomination is proposed;
•	The stockholder’s reason for making the nomination at the annual meeting, and the signed consent of the nominee to serve if elected;
•	The number of shares owned by, and any material interest of, the record owner and the beneficial owner, if any, on whose behalf the record owner is proposing the nominee;
•	A description of any arrangements or understandings between the stockholder, the nominee and any other person regarding the nomination; and
•
Information regarding the nominee that would be required to be included in our Proxy Statement by the rules of the Securities and Exchange Commission, including the nominee’s age, business experience for the past five years and any other directorships held by the nominee.

The information listed above is not a complete list of requisite information. The secretary will forward any timely recommendations containing the required information to our independent directors for consideration.

Director Independence

Although we are currently quoted on the Over-the-Counter Markets, our board of directors has reviewed each of the directors’ relationships with the Company in conjunction with Section 121 of the listing standards of the NYSE Amex and has affirmatively determined that none of our directors are independent directors.

Risk Oversight

The Board of Directors is actively involved in the oversight of risks, including strategic, operational and other risks, which could affect our business. The Board of Directors does not have a standing risk management committee, but administers this oversight function directly through the Board of Directors as a whole, which oversee risks relevant to their respective functions. The Board of Directors considers strategic risks and opportunities and administers its respective risk oversight function by evaluating management’s monitoring, assessment and management of risks, including steps taken to limit our exposure to known risks, through regular interaction with our senior management and in board and committee deliberations that are closed to members of management. The interaction with management occurs not only at formal board and committee meetings but also through periodic and other written and oral communications.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The validity of the shares of our common stock offered under this prospectus is being passed upon for us by LAR Law Group PC, Lorin Rosen, Managing Partner. No person employed or affiliated with LAR Law Group PC owns any shares of our common stock.

The financial statements as of and for the years ended December 31, 2012 and December 31, 2011 included in this prospectus and the registration statement have been audited by Malone & Bailey, LLP, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

We make available free of charge on or through our internet website www.writmediagroup.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Preliminary Note from Management: It is important to note that we conducted a 1 for 1,000 reverse split of our issued and outstanding stock on February 4, 2014, wherein each 1,000 shares of our issued common shares were exchange for 1 common share. This had the effect of decreasing our issued and outstanding capital by a factor of 1,000 and increasing our price per share by a factor of 1,000. The audited financial statements in this prospectus for the fiscal years ended March 31, 2012 and March 31, 2011reflect pre-split share price and share amount figures, while our financial statements as of and for the three and nine months ended December 31, 2013 are presented retrospectively, accounting for the split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Writers' Group Film Corp.
Glendale, California

We have audited the accompanying consolidated balance sheets of Writers' Group Film Corp. and its wholly owned subsidiary (collectively, the “Company”) as of March 31, 2013 and March 31, 2012, the related consolidated statements of operations, cash flows and changes in shareholders’ deficit for the years then ended March 31, 2013 and 2012. These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Writers' Group Film Corp. and its wholly owned subsidiary as of March 31, 2013, and the results of their operations and their cash flows for the years then ended March 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

July 16, 2013

Writers' Group Film Corp.
Consolidated Balance Sheets

	March 31,	March 31,
	2013	2012
Assets
Current Assets
Cash and cash equivalents	$1,143	$15,599
Accounts receivables, net	200	200
Accounts receivables - related party, net	-	46,800
Prepaid expense and other assets	1,710	153
Deferred financing costs	3,500	-
Due from related parties - short term	-	208
Total current assets	6,553	62,960
Total Assets	$6,553	$62,960

Liabilities and Shareholders' Deficit
Current Liabilities
Accounts payable	$31,520	$50,656
Accrued liability	39,433	49,999
Convertible debts, net of unamortized discount of $0 and $15,120, respectively	20,727	4,612
Convertible debts - related party, net of unamortized discount of $0 and $0, respectively	1,550	20,450
Notes payable, net of unamortized discount of $7,362 and $0, respectively	41,138	45,000
Due to related parties - short term	63,134	60,562
Derivative liabilities	23,550	529,583
Total current liabilities	221,052	760,862
Total Liabilities	221,052	760,862

Shareholders' Deficit
Preferred Stock:
Series A convertible preferred stock, $.00001 par, 130,000,000 shares authorized, 10,000 shares issued and outstanding	-	-
Series B convertible preferred stock, $.00001 par, 70,000,000 shares authorized, 10,000 and 10,000 shares issued and outstanding, respectively	-	-
Series C convertible preferred stock, $.00001 par, 20,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.00001 par, 20,000,000,000 shares authorized, 1,573,982,182 and 535,120,750 shares issued and outstanding, respectively	15,741	5,352
Additional paid in capital	394,021	(471,762)
Retained deficit	(624,261)	(231,492)
Total shareholders' deficit	(214,499)	(697,902)
Total Liabilities and Shareholders' Deficit	$6,553	$62,960

The accompanying notes are an integral part of these consolidated financial statements.

Writers' Group Film Corp.
Consolidated Statement of Operations

	For The Years Ended March 31,
	2013	2012
Revenues
Third party	$-	$172,000
Related party	8,855	225,000
Total revenues	8,855	397,000
Operating Costs and Expenses
Wages and benefits	248,069	273,571
Audit and accounting	55,122	59,125
Legal fee	16,839	150,539
Other general and administrative	122,116	161,412
Total operating expenses	442,146	644,647

Loss from operations	(433,291)	(247,647)

Other income (expense)
Loss on extinguishment of debt	-	(8,189)
Gain from derivative liabilities	193,155	59,798
Interest expense	(152,633)	(20,746)
Net loss	(392,769)	(216,784)

Net loss per share
Basic	$-	$-
Diluted	$-	$-

Weighted average common shares outstanding:
Basic	819,739,016	430,329,627
Diluted	819,739,016	430,329,627

The accompanying notes are an integral part of these consolidated financial statements.

WRITERS’ GROUP FILM CORP.
Consolidated Statements of Changes in Shareholders’ Deficit
For the Fiscal Years Ended March 31, 2013 and March 31, 2012

	Common Stock		Preferred Stock - Series A		Preferred Stock - Series B		Additional Paid-in	Retained	Total Shareholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance, March 31, 2011	253,090,750	$2,531	10,000	$-	8,500	$-	(156,867)	$(14,708)	$(169,044)
Issuance of Note payable	-	-	-	-	-	-	(100,000)	-	(100,000)
Issuance of Series B Preferred Stock	-	-	-	-	10,000	-	100,000	-	100,000
Shares issued for convertible notes	217,780,000	2,178	-	-	-	-	-	-	2,178
Shares issued for preferred stock conversion	17,000,000	170	-	-	(8,500)	-	(170)	-	-
Shares issued for services	22,250,000	223	-	-	-	-	92,752	-	92,975
Shares issued to employees	25,000,000	250	-	-	-	-	84,750	-	85,000
Shares transferred to settle lawsuit	-	-	-	-	-	-	69,000	-	69,000
Imputed interest on related party loan	-	-	-	-	-	-	4,845	-	4,845
Reclassification of derivative to additional paid in capital	-	-	-	-	-	-	(566,072)	-	(566,072)
Net loss	-	-	-	-	-	-	-	(216,784)	(216,784)
Balance, March 31, 2012	535,120,750	$5,352	10,000	$-	10,000	$-	(471,762)	$(231,492)	$(697,902)
Shares issued for convertible notes	637,664,432	6,377	-	-	-	-	131,128		137,505
Shares issued for services	331,197,000	3,312	-	-	-	-	251,028	-	254,340
Shares issued for cash	70,000,000	700	-	-	-	-	34,300	-	35,000
Imputed interest on related party loan	-	-	-	-	-	-	5,449	-	5,449
Reclassification of derivative to additional paid in capital	-	-	-	-	-	-	443,878	-	443,878
Net loss	-	-	-	-	-	-	-	(392,769)	(392,769)
Balance, March 31, 2013	1,573,982,182	$15,741	10,000	$-	10,000	$-	394,021	$(624,261)	$(214,499)

Writers' Group Film Corp.
Consolidated Statement of Cash Flows

	For The Year Ended March 31,
	2013	2012

Cash Flows From Operating Activities
Net loss	$(392,769)	$(216,784)
Adjustments to reconcile net loss to net cash used in operating activities:
License revenue settled by debt cancellation - third party	-	(124,800)
License revenue settled by debt cancellation - related party	-	(178,200)
Loss on Debt Extinguishment	-	8,189
Gain on derivative liability	(193,155)	(59,798)
Shares issued for services	254,340	177,975
Amortization of debt discount	138,758	12,835
Amortization of deferred financing costs	2,500	-
Shares issued for legal settlement	-	69,000
Imputed interest on related party loan	5,449	4,845
Changes in operating assets and liabilities:
Account receivable	-	24,800
Account receivable, related party	46,800	(46,800)
Prepaid expenses and other current assets	(1,557)	4,847
Accounts payable	(19,136)	50,656
Accrued liabilities	(5,966)	46,936
Net cash used in operating activities	(164,736)	(226,299)

Cash Flows From Investing Activities
Loan repayment by related parties	-	13,500
Net cash provided by investing activities	-	13,500

Cash Flows From Financing Activities
Shares issued for cash	35,000	-
Borrowing on short term notes payable	116,000	169,800
Proceeds from related party advances	2,780	-
Deferred financing costs	(3,500)	-
Net cash provided by financing activities	150,280	169,800

Net decrease in cash and cash equivalents	(14,456)	(42,999)
Cash and cash equivalents, beginning of period	15,599	58,598
Cash and cash equivalents, end of period	$1,143	$15,599

Supplemental disclosure information:
Income taxes paid	$-	$-
Interest paid	$-	$-
Non-cash financing activities:
Common shares issued for convertible debt and accrued interests	$137,505	$2,178
Common shares issued for preferred stock	-	170
Debt discount resulting from recognition of derivative liability	$131,000	$25,062
Issuance of note payable	$-	$(100,000)
Preferred stock issuance for note payable conversion	$-	$100,000
Reclassification from related party debt to non-related party debt	$18,900	$-
Reclassification from nonconvertible debt to convertible debt	$45,000	$-
Reclassification of derivative liabilities to additional paid in capital	$443,878	$-

WRITERS’ GROUP FILM CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Writers’ Group Film Corp. (“we”, “our”, “WRIT” or the “Company”) was incorporated in Delaware on March 9, 2007 to produce films and similar entertainment programs for various media formats.

Front Row Networks, Inc. (“Front Row”) was incorporated on July 27, 2010 in Nevada. The Company is a content creation company which produces, acquires and distributes live concerts in 3D for initial worldwide digital broadcast into digitally-enabled movie theaters, TV and mobile streaming providers.

On February 25, 2011, the Company acquired Front Row in exchange for 100,000,000 common shares in a transaction accounted for as a reverse merger. As a result of this transaction, Front Row’s shareholders became the Company’s majority shareholders.

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its subsidiary, Front Row Networks, Inc. All significant intercompany balances and transactions have been eliminated. Prior to the acquisition of Front Row, WRIT’s operations were intermittent and insignificant. All WRIT assets were sold to Tal L. Kapelner, former major shareholder of WRIT, when Front Row was purchased.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

Correction of Prior Period

In accordance with the SEC’s Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company recorded a non-cash adjustment for the year ended March 31, 2012 which served to reduce additional paid-in capital by $566,072 and increase debt discount and retained earnings by $9,942 and $556,130, respectively. This non-cash adjustment resulted from liability classification of a conversion option embedded in existing convertible debt that was reclassified from equity to a liability due to the issuance of another instrument that contained no explicit limit to the number of shares to be issued upon settlement. The issuance of the new convertible instrument caused all other share-settleable instruments to be reclassified to liabilities on the date of issuance. The transaction was originally recorded as an increase in derivative liability of $566,072, loss on derivative liability of $541,010 and an increase in debt discount of $25,062, when it should have been recorded as a decrease in additional paid in capital of $566,072 and an increase in derivative liability of $566,072. Consequently, the March 31, 2012, balance sheet and the statements of operations, cash flows and stockholders’ equity (deficit) for year ended March 31, 2012 were adjusted to reflect the correction of this error. In evaluating materiality and determining the appropriateness of applying SAB 108 to this error, the Company considered materiality both qualitatively and quantitatively as prescribed by the SEC’s Staff Accounting Bulletin No. 99.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less.

Accounts Receivable

Accounts receivable are recorded at the net invoice value and are not interest bearing. We consider receivables past due based on the contractual payment terms. We perform ongoing credit evaluations of our customers, and generally we do not require collateral on our accounts receivable. We estimate the need for allowances for potential credit losses based on historical collection activity and the facts and circumstances relevant to specific customers and we record a provision for uncollectible accounts when collection is uncertain. To date, we have not experienced any credit related losses.

Revenue Recognition

Based on Revenue Recognition Requirement for Film Sales (ASC 926-605-25), the Company recognizes film license revenues when all of the following conditions are met:

- Persuasive evidence of a sale or licensing arrangement with a customer exists
- The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery
- The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale
- The arrangement fee is fixed or determinable
- Collection of the arrangement fee is reasonably assured

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Stock-based Compensation

Accounting Standards Codification (“ASC”) 718, “Accounting for Stock-Based Compensation" established financial accounting and reporting standards for stock-based compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument. The Company accounts for compensation cost for stock option plans and for share based payments to non-employees in accordance with ASC 718. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Additionally, share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value. The Company accounts for share based payments to non-employees in accordance with ASC 505-50 “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Embedded Conversion Feature

The Company has issued convertible instruments which contain embedded conversion features. The Company evaluates the embedded conversion feature within its convertible debt instruments under ASC 815-15 and ASC 815-40 to determine if the conversion feature meets the definition of a liability and therefore need to bifurcate the conversion feature and account for it as a separate derivative liability.

If the embedded conversion feature does not meet the definition of a liability, the Company evaluated the conversion feature under ASC 815-40 for a beneficial conversion feature at inception. The effective conversion price was then computed based on the allocation of the proceeds to the convertible debt to determine if a beneficial conversion feature exists. The effective conversion price was compared to the market price on the date of the original note and was deemed to be less than the market value of the Company’s stock at the inception of the note. A beneficial conversion feature was recognized and gave rise to a debt discount that is amortized over the stated maturity of the convertible debt instrument or the earliest potential conversion date.

If the embedded conversion feature meets the definition of a liability, it is required a bifurcation of the conversion feature from the debt and accounting for the conversion feature as a derivative contract liability with changes in fair value recorded in the Statements of Operations.

Net Loss per Share

In accordance with ASC 260 “Earnings per Share,” basic net loss per common share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of common and common equivalent shares, such as stock options and warrants, outstanding during the period. Such common equivalent shares have not been included in the computation of net loss per share as their effect would be anti-dilutive.

Fair Value Measurements

As defined in ASC 820 “Fair Value Measurements”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value as of March 31, 2013 and 2012. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

As of March 31, 2013	Total	Quoted Prices in Active Markets for Identical Instruments Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Derivative Liabilities	$23,550			$23,550

As of March 31, 2012	Total	Quoted Prices in Active Markets for Identical Instruments Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Derivative Liabilities	$529,583			$529,583

Recent Accounting Pronouncements

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

NOTE 2 – GOING CONCERN

As reflected in the accompanying consolidated financial statements, the Company has an accumulated deficit of $624,261 at March 31, 2013 that includes loss of $392,769 for the year ended March 31, 2013. The Company also had a working capital deficiency of $214,499 at March 31, 2013. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from outcome of this uncertainty.

Although management is currently attempting to implement its business plan, and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.

NOTE 3 – RELATED PARTY BALANCES AND TRANSACTIONS

Accounts receivable from related party

The Company and 3D Conversion Rights, a company wholly owned by Mr. John Diaz, the former CEO and major shareholder of the Company entered into an exclusive license agreement on March 25, 2012. Based on the terms of this license agreement, 3D Conversion Rights agreed to pay to the Company an aggregate amount of $225,000 as the license fee, by the cancellation of a $177,600 note payable to 3D Conversion Rights along with accrued interest of $600 and payment of $46,800 in certified funds before June 30, 2012. As of March 31, 2013 and 2012, the Company has a receivable from 3D Conversion Rights in the amount of $0 and $46,800.

Due to related party

Due to related party consists of the following:

	March 31, 2013	March 31, 2012

Nancy Louise Jones	$60,562	$60,562
Other	$2,572	-
Total	$63,134	$60,562

Mrs. Nancy Louise Jones

On November 26, 2010, the Company borrowed $60,562 from Mrs. Nancy Louise Jones, wife of Mr. John Diaz, the former CEO and major shareholder. The maturity date of this loan is September 1, 2012 and was extended to September 8, 2013. The Company evaluated the application of ASC 470-50 and ASC 470-60 and concluded that the extension of maturity constituted a debt modification, rather than a debt extinguishment or a troubled debt restructuring. As this loan bears no interest, in accordance with ASC 835-30 Imputation of Interest, the Company uses 8%, the prevailing rate for similar debt, to recognize the imputed interest expense of $5,449 on this debt for the year ended March 31, 2013 and $4,845 for the year ended March 31, 2012. The imputed interest expense is accounted as a capital transaction and recorded as an increase of Additional Paid-In Capital.

NOTE 4 – NOTES PAYABLE

Note payable consists of the following:

	March 31, 2013	March 31, 2012

Note payable, net of debt discount of $7,362 and $0 respectively	$41,138	$45,000

Asher Enterprises Notes Payable

Note payable balance as of March 31, 2012 consists of the $45,000 note from Asher Enterprises issued on February 9, 2012. The maturity date of this note is November 10, 2012. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. On August 7, 2012, after 180 days following the date of the issuance, the note became convertible and was reclassified from nonconvertible debts. See more discussion about the conversion feature of this note in Note 5.

On November 2, 2012, the Company borrowed $16,000 from Asher Enterprises. The maturity date of this note is August 5, 2013. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 25% multiplied by the lowest trading price for the Common Stock during the 120 trading day period ending on the latest complete trading day prior to the conversion date.

Along with the note payable, the Company issued warrants to purchase 49,230,769 shares of common stock. The warrants expire 5 years after issuance and have an exercise price of $0.0000325. The exercise price can adjust downward if the Company issues common stock at a price per share lower than the current exercise price. As of March 31, 2013, the warrants were treated as a derivative liability.

The Company analyzed the warrants for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that the warrants should be classified as a liability due to their not being indexed to the Company’s common stock. The warrants were measured at fair value at the date of inception and at the end of each reporting period or termination of the instrument with the change in fair value recorded to earnings. The fair value of the warrants resulted in a full debt discount of $16,000. During the year ended March 31, 2013, debt discount of $8,638 related was amortized and the unamortized discount is $7,362 as of March 31, 2013. See discussion related to the derivative liabilities in Note 7 and warrants in Note 9.

On January 30, 2013, the Company borrowed $32,500 from Asher Enterprises. The maturity date of this note is November 1, 2013. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 50% multiplied by the lowest two trading price for the Common Stock during the 20 trading day period ending on the latest complete trading day prior to the conversion date. As of March 31, 2013, the note is not convertible yet.

NOTE 5 – CONVERTIBLE DEBT

Convertible debt outstanding, net of debt discount of $0, on March 31, 2011	$6,790
Less: principal converted into common stock	(2,178)
Add: convertible debt transferred from related party to third party with accrued interest, net of debt discount of $15,120	-
Convertible debt outstanding, net of debt discount of $15,120, on March 31, 2012	$4,612
Add: reclassification from nonconvertible debt to convertible debt, net of debt discount of $45,000	-
Add: issuance of convertible debts, net of debt discount of $70,000	-
Add: reclassification from related-party convertible debt	18,900
Less: principal converted into common stock	(132,905)
Add: amortization of debt discount	130,120
Convertible debts outstanding, net of debt discount of $0 on March 31, 2013	$20,727

During the year ended March 31, 2013, $137,505 of convertible debts and accrued interests was converted into 637,644,432 shares of common stock.

During the year ended March 31, 2012, $2,178 of convertible debts was converted into 217.78 million shares of common stock at $0.00001 per share.

Asher Enterprises, Inc.

On February 9, 2012, the Company borrowed $45,000 from Asher Enterprises. The maturity date of this note is November 10, 2012. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. On August 7, 2012, after 180 days following the date of the issuance, the note became convertible and was reclassified from nonconvertible debts. Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price is 58% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date. During the year ended March 31, 2013, Asher Enterprise converted the whole note along with accrued interest of $1,800 into 100,522,036 common shares.

On March 29, 2012, Asher Enterprises, Inc. purchased a convertible note for $15,120 with an annual interest rate of 10%, from Armada International, which is a related party. The new Asher convertible note is due on demand, with interest at 10%, and changes the conversion price from $0.00001 to 58% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date. During the year ended March 31, 2013, Asher Enterprise converted the whole note into 7,957,895 common shares.

On April 23, 2012, the Company borrowed $32,500 from Asher Enterprises. The maturity date of this note is January 25, 2013. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. The note became convertible on October 20, 2012, after 180 days following the date of the note. Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price is 49% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date. During the year ended March 31, 2013, Asher Enterprise converted principal of $32,500 and accrued interest of $1,300 into 107,447,465 common shares, bringing the note balance to $0.

On June 21, 2012, the Company borrowed $37,500 from Asher Enterprises. The maturity date of this note is March 25, 2013. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. The note became convertible on December 18, 2012, after 180 days following the date of the note. Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price is 53% multiplied by the average of the lowest two trading prices for the Common Stock during the forty trading day period ending on the latest complete trading day prior to the conversion date. During the year ended March 31, 2013, Asher Enterprise converted principal of $37,500 and interest of $1,500 into 143,287,036 common shares, bringing the note balance to $0.

As of March 26, 2013, all the Asher convertible notes were fully converted.

The Company analyzed the conversion option of all the Asher notes for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that the embedded conversion feature should be classified as a liability due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The embedded conversion feature was measured at fair value at the date of inception and at the end of each reporting period or termination of the instrument with the change in fair value recorded to earnings.

Other Third Party Convertible Notes

The convertible debts were issued in September 2009, bear an interest rate at 8% per annum, due in one year, and are convertible at $0.00001 per share.

During the year ended March 31, 2013, $18,900 related party convertible debt was reclassified to third party convertible note. This is due to the debt assignment from a related-party debt holder to a third-party debt holder. The Company did not enter into a new debt agreement with the new debt holder and there is no change to the original terms of the promissory note.

During the year ended March 31, 2013, debt principal of $2,785 has been converted into 278,450,000 common shares.

As a result of the issuance of convertible debt to Asher Enterprise on March 29, 2012 and the reclassification of Asher Enterprise nonconvertible note to convertible note during the year ended March 31, 2013, the conversion option of all other third party convertible notes became tainted. Under ASC 815-15 “Derivatives and Hedging”, all other tainted share settle able instruments must be reclassified from liability to equity. As a result of the full conversion of Asher convertible debts on March 26, 2013, the derivative treatment on these other third convertible notes ended and the derivative liabilities must be reclassified back to equity. See discussion in Note 7.

NOTE 6 – CONVERTIBLE DEBTS – RELATED PARTY

Convertible debts – related party outstanding, net of debt discount of $12,835, on March 31, 2011	$21,615
Add: Amortization of debt discount	12,835
Less: convertible debt transferred from related party to third party - See Note 5	(14,000)
Convertible debts – related party outstanding, net of debt discount of $0, on March 31, 2012	20,450
Less: reclassification to third party convertible debt	(18,900)
Convertible debts outstanding, net of debt discount of $0 on March 31, 2013	$1,550

These convertible debts were originally issued in March, and December 2010, respectively, bear an interest rate at 8% per annum, due in one year, and are convertible at $0.00001 per share. The debts are in default as of March 31, 2013.

As a result of the issuance of convertible debt to Asher Enterprise on March 29, 2012 and the reclassification of Asher Enterprise nonconvertible note to convertible note on August 7, 2012, the conversion option of all other related party convertible notes became tainted. Under ASC 815-15 “Derivatives and Hedging”, it should be reclassified from equity to liability. As a result of the full conversion of Asher convertible debts on March 26, 2013, the derivative treatment on these related party convertible notes ended and the derivative liabilities must be reclassified back to equity. See discussion in Note 7.

NOTE 7 – DERIVATIVE LIABILITIES

FOR THE YEAR ENDED MARCH 31, 2013
Asher Enterprise, Inc. Convertible Notes

As discussed in Note 5, the Company determined that the instruments embedded in the convertible note should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The fair value of the instruments was determined using multinomial lattice model based on the following assumptions:

- The projected volatility curve for each valuation period was based on the historical volatility of 20 comparable companies.
- 1-year Volatility 156%-195%
- An event of default would occur 0% of the time, increasing 1.00% per month to a maximum of 5%;
- Asher would redeem based on availability of alternative financing, increasing 2.0% monthly to a maximum of 20%;
- Asher would automatically convert the note at maturity if the registration was effective and the company was not in default.

The fair value of the conversion feature of $15,120 Asher note issued on March 29, 2012 was determined to be $23,309. Out of $23,309, $15,120 was recognized as debt discount and $8,189 was recognized as loss on extinguishment of debt. As a result of the full conversions in April, 2012, under ASC 815-15 “Derivatives and Hedging”, the instruments are measured at fair value at the date of termination with the change in fair value recorded to earnings. The fair value of the instruments related to the $15,120 Asher note converted was $25,007 and was reclassified out of liabilities to equity.

As discussed in Note 5, $45,000 Asher note issued on February 9, 2012 became convertible on August 7, 2012. The fair value of the conversion feature was determined to be $65,835. Out of $65,835, $45,000 was recognized as debt discount and $20,835 was recognized as loss on derivative. As a result of the note conversions in August, September October and November, 2012, under ASC 815-15 “Derivatives and Hedging”, the instruments are measured at fair value at the date of conversions with the change in fair value recorded to earnings. The fair value of the instruments related to $45,000 Asher note converted was $62,087 and was reclassified out of liabilities to equity.

As discussed in Note 5, $32,500 Asher note issued on April 23, 2012 became convertible on October 20, 2012. The fair value of the conversion feature on October 20, 2012 was determined to be $58,137. Out of $58,137, $32,500 was recognized as debt discount and $25,637 was recognized as loss on derivative. As a result of note conversions in October, November, December, 2012 and January 2013, under ASC 815-15 “Derivatives and Hedging”, the instruments are measured at fair value at the date of termination with the change in fair value recorded to earnings. The fair value of the instruments related to $32,500 Asher note converted was $60,238 and was reclassified out of liabilities to equity.

As discussed in Note 5, $37,500 Asher notes became convertible on December 18, 2012. The fair value of the conversion feature was determined to be $66,326. Out of $66,326, $37,500 was recognized as debt discount and $28,826 was recognized as loss on derivative. As a result of note conversions in January, February and March, 2013, under ASC 815-15 “Derivatives and Hedging”, the instruments are measured at fair value of termination with the change in fair value recorded to earnings. The fair value of the instruments related to $37,500 Asher note converted was $68,693 and was reclassified out of liabilities to equity.

Other Third Party and Related Party Convertible Notes

The fair value of the instruments was determined based on the following assumptions:

- The projected volatility curve for each valuation period was based on the historical volatility of 20 comparable companies.
- 1-year Volatility 156%-195%
- An event of default would occur 0% of the time, increasing 1.00% per month to a maximum of 5%;
- The holder redeem based on availability of alternative financing, increasing 20.0% monthly to a maximum of 95%;
- The holder would convert monthly (equal to the average trading volume over the last 6 months)
- The holder would exercise the note as they become exercisable at the target price which is the greater of 20 times the initial exercise price; reset exercise price or stock price.

As a result of full conversion of $15,120 Asher note on April 9, 2012, under ASC 815-15 “Derivatives and Hedging”, all other tainted share settle able instruments must be measured at fair value of termination with the change in fair value recorded to earnings. The fair value of the conversion feature on April 9, 2012 was $246,559 and this value was reclassified out of liabilities to equity.

As discussed in Note 5, on August 7, 2012, $45,000 Asher note issued on February 9, 2012 became convertible. Under ASC 815-15 “Derivatives and Hedging”, all other share-settle able instruments must be reclassified from equity to liability. The fair value of the conversion feature on August 7, 2012 was determined to be $377,248 and this was recorded as a deduction in Additional Paid-in Capital.

As discussed in Note 5, $2,785 other convertible notes were converted to common stock during the year ended March 31, 2013. Under ASC 815-15 “Derivatives and Hedging”, the instruments are measured at fair value at the date of termination with the change in fair value recorded to earnings. The fair value of the instruments related to $2,785 notes converted was $52,562 and was reclassified out of liabilities to equity.

As discussed in Note5, all the convertible Asher notes were fully converted to common stock on March 26, 2013, the conversion feature of these other convertible debts was no longer tainted. Under ASC 815-15 “Derivatives and Hedging”, the conversion feature of these other convertible debts must be measured at fair value of termination with the change in fair value recorded to earnings. The fair value of the conversion feature on these other convertible debts on March 26, 2013 was $305,980 and was reclassified out of liabilities to equity.

Warrants

As discussed in Note 4, 49,230,769 warrants to purchase common stock were issued to Asher Enterprise on November 2, 2012. The fair value of the warrants was determined using multinomial lattice model based on the following assumptions:

- The projected volatility curve for each valuation period was based on the historical volatility of 20 comparable companies.
- 5-year Volatility 342%-380%
- The holder would exercise the warrant as they become exercisable at target prices of 2 times the stock price or higher
- The holder would exercise the warrant at maturity if the stock price was above the project reset prices.
- The reset of the exercise price is highly probable and resets are projected to decrease the $0.0000325 exercise at issuance to $0.0000123 at maturity

The fair value of the warrants on issuance date was $21,143, out of which $16,000 was recorded as debt discount and $5,143 was recognized as loss on derivative.

Under ASC 815-15 “Derivatives and Hedging”, the derivative liabilities were subsequently measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. The fair value of the derivatives related to the warrants on March 31, 2013 was $23,550. The change in fair value is $2,407 and was recognized as loss on derivative.

FOR THE YEAR ENDED MARCH 31, 2012

Asher Enterprise, Inc.

As discussed in Note 5, the Company determined that the instruments embedded in the $15,120 Asher convertible note should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The fair value of the instruments was determined to be $23,309 using the following assumptions:

- The projected volatility curve for each valuation period was based on the historical volatility of 20 comparable companies.
- 1-year Volatility on March 29, 2012 156%
- 1-year Volatility on March 31, 2012 156%
- An event of default would occur 0% of the time, increasing 1.00% per month to a maximum of 5%;
- Asher would redeem based on availability of alternative financing, increasing2.0% monthly to a maximum of 20%;
- Asher would automatically convert the note at maturity if the registration was effective and the company was not in default.

Out of $23,309, $15,120 was recognized as debt discount and $8,189 was recognized as loss on extinguishment of debt.

Other Third Party and Related Party Convertible Notes

As discussed in Note 5 and Note 6, as a result of the $15,120 Asher convertible note issued on March 29, 2012, under ASC 815-15 “Derivatives and Hedging”, all other share-settle able instruments must be reclassified from equity to liability. The fair value of the conversion feature on March 29, 2012 was determined to be $566,072, and this was recorded as a deduction in Additional Paid-in Capital. The fair value was measured using the following assumptions:

- The projected volatility curve for each valuation period was based on the historical volatility of 20 comparable companies.
- 1-year Volatility on March 29, 2012 156%
- 1-year Volatility on March 31, 2012 156%
- An event of default would occur 0% of the time, increasing 1.00% per month to a maximum of 5%;
- The holder redeem based on availability of alternative financing, increasing 20.0%/mo to max of 95%;
- The holder would convert monthly (equal to the average trading volume over the last 6 months)
- The holder have not converted to date despite the conversion option being in the money, so no trigger price for early conversion was considered.

Under ASC 815-15 “Derivatives and Hedging” the liabilities were subsequently measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. The fair value of the embedded conversion feature of all the convertible notes on March 31, 2012 was $529,583 and $59,798 was recognized as gain on derivative.

The following table summarizes the derivative liabilities included in the consolidated balance sheet:

Balance at March 31, 2011	$-
ASC 815-15 additions	-
(Asher Enterprise)	23,309
(Other Convertible Notes)	566,072
Change in fair value	(59,798)
Balance at March 31, 2012	529,583
ASC 815-15 addition (Asher)	190,298
ASC 815-15 addition (Other)	377,248
ASC 815-15 addition (Warrants)	21,143
ASC 815-15 deletion (Asher)	(216,025)
ASC 815-15 deletion (Other)	(605,101)
Change in fair value	(273,596)

Balance at March 31, 2013	$23,550

The following table summarizes the derivative (gain) or loss recorded as a result of the derivative liabilities above:

For the Year Ended March 31, 2012
Excess of fair value of liabilities over note payable	$0
Change in fair value	(59,798)
Total Derivative (Gain) Loss	$(59,798)

For the Year Ended March 31, 2013
Excess of fair value of liabilities over note payable	$80,441
Change in fair value	(273,596)
Total Derivative (Gain) Loss	$(193,155)

NOTE 8 – PREFERRED STOCK

Each share of Series A preferred stock is convertible at any time into the number of common shares equal to four times the sum of all outstanding common and Series B and Series C preferred shares at the time of conversion divided by the number of Series A preferred shares. Series A shareholders may receive dividends as declared by the Board. The Company has 10,000 Series A preferred shares outstanding at March 31, 2013 and 2012.

On March 3, 2013 a Stock Purchase Agreement was consummated between John Diaz; the largest and controlling shareholder of Writers’ Group Film Corp., and its former President and Chairman, and EAM Delaware LLC, a Delaware limited liability company controlled by Eric Mitchell, the current President and Chairman of Writers’ Group Film Corp.

The transaction was for the sale of 10,000 shares of Preferred Class, Series A Stock in WRIT currently held by Mr. Diaz, which represents a controlling block of stock in consideration for $10,000.

Each share of Series B preferred stock is convertible into the number of common shares equal to the designated $2 initial price of the Series B preferred stock divided by one hundred times the par value of the common stock subject to adjustments as may be determined by the Board of Directors from time to time. Series B shareholders may receive dividends as declared by the Board. On July 7, 2011, the Company modified the February 3, 2011 Share Exchange Agreement and assumed $100,000 in new debt which is shown as a reduction of Paid-In Capital. The note was converted into 10,000 Series B shares during fiscal 2012.The Company has 10,000 Series B shares outstanding at March 31, 2013 and 2012. 8,500 Series B shares were converted into 17,000,000 common shares during fiscal 2012.

Each share of Series C preferred stock is convertible at any time into 500 common shares. Series C holders may receive dividends as declared by the Board. The Company has no Series C shares outstanding at March 31, 2013 and 2012.

The Company evaluated the application of ASC 815-15 and ASC 815-40 for the embedded conversion feature of preferred stock listed above and concluded the embedded conversion option should be classified as equity.

NOTE 9 – EQUITY

For the Year Ended March 31, 2013:

Shares issued for convertible notes:

During the year ended March 31, 2013, convertible debts of $132,905 along with accrued interest of $4,600 were converted into 637,664,432 common shares. See Note 5.

Shares issued for services:

During the year ended March 31, 2013, the Company issued 331,197,000 shares of common stock to employees and third party consultants as compensation. The fair value of the shares was determined to be $254,340.

Shares issued for cash

During the year ended March 31, 2013, the Company issued 70,000,000 shares for cash totaling $35,000.

Warrants Issued

As discussed in Note 4, along with the note payable, the Company issued warrants to purchase 49,230,769 shares of common stock to Asher Enterprise Inc. The warrants expire 5 years after issuance and have an exercise price of $0.0000325. The exercise price can adjust downward if the Company issues common stock at a price per share lower than the current exercise price. See discussion in Note 4 and 7. These are the only outstanding and exercisable warrants the Company has. The weighted average exercise price is $0.0000325, and the weighted average remaining term is 4.59 years. As of March 31, 2013, the warrants had an intrinsic value of $52,554.

For the Year Ended March 31, 2012:

Preferred Stock Conversion

In July and August 2011, certain Series B preferred stock holders converted 8,500 such shares into 17,000,000 common shares.

On July 7, 2011, the Company modified the February 3, 2011 Share Exchange Agreement and agreed to assume $100,000 in new debt which is shown as a reduction of our Paid-In Capital. The note was converted into 10,000 shares of Series B Preferred Stock during the fiscal year ended March 31, 2012.

Shares issued for services

On September 14, 2011, the Company issued 2.75 million common shares to a consulting company for services fair valued at $26,675.

On December 2, 2011, the Company issued 44.5 million common shares to its employees and various consulting companies with fair value totaling $151,300.

In February, 2012, a shareholder of the Company transferred 10 million shares to another individual for settling a lawsuit and valued at $69,000.

Shares issued for convertible notes

During the year ended March 31, 2012, $2,178 of convertible debts were converted into 217.8 million common shares.

NOTE 10 – CONCENTRATION

For the fiscal year ended March 31, 2013 and 2012, 100% of the Company’s revenue is generated from license fees from two customers, Anvil International and 3D Conversion Rights.

NOTE 11 – INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net losses of $392,769 and $216,784 as of March 31, 2013 and 2012. The following table shows the net deferred tax benefit:

	March 31, 2013	March 31, 2012
Deferred Tax Benefit	$69,145	$4,438
Allowance	(69,145)	(4,438)
Net Deferred Tax Benefit	$-	$-

Pursuant to ASC 740, the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely-than-not it will utilize the net operating losses carried forward in future years which will start to expire in the year of 2031.

NOTE 12 – SUBSEQUENT EVENTS

On April 10, 2013, the Company borrowed $28,000 from Asher Enterprises. The maturity date of this note is January 15, 2014. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. The conversion price is 50% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date.

On May 2, 2013, Nancy Louise Jones assigned her $60,562 note to a third party and the Company entered into an amended convertible debt agreement with the third party creditor. The maturity date of this amended note is January 2, 2014. This loan bears an interest rate of 12% per annum. The conversion price is 55% multiplied by the lowest trading price for the Common Stock during the five trading day period ending on the latest complete trading day prior to the conversion date.

On May 9, 2013, the Company borrowed $11,500 from a third party. The maturity date of this note is January 9, 2014. This loan bears an interest rate of 12% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. The conversion price is 55% multiplied by the lowest trading price for the Common Stock during the five trading day period ending on the latest complete trading day prior to the conversion date.

On May 13, 2013 the Company borrowed $27,500 from Asher Enterprises. The maturity date of this note is February 17, 2014. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. The conversion price is 50% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date.

On May 1, 2013, Tal L Kapelner converted 10,000 shares of preferred stock series B into 100,000,000 common shares.

On June 5, 2013, Asher Enterprises exercised the warrants issued on November 2, 2012 for 26,373,626 shares of common stock at $0.000325 per share.

During April, May and June 2013, $61,985 of debts and accrued interests were converted into 545,589,979 common shares.

Writ Media Group, Inc.
(formerly Writers Group Film Corp.)
Consolidated Balance Sheets
(unaudited)

	December 31,	March 31,
	2013	2013
Assets
Current Assets
Cash and cash equivalents	$226	$1,143
Accounts receivables, net	500	200
Prepaid expense and other assets	3,750	1,710
Deferred financing costs	1,188	3,500
Total current assets	5,664	6,553

Long Term Assets
Software and hardware	89,725	-

Intangibles
Customer Relationships, net	126,097	-
Goodwill	265,497	-
	391,594	-
Total Assets	$486,983	$6,553

Liabilities and Shareholders' Deficit
Current Liabilities
Accounts payable	$174,830	$31,520
Accrued liability	76,006	39,433
Convertible debts, net of unamortized discount of $18,922 and $0, respectively	43,340	20,727
Convertible debts - related party, net of unamortized discount of $0 and $0, repsectively	1,550	1,550
Notes payable, net of unamortized discount of $0 and $7,362, respectively	44,000	101,700
Due to related parties - short term	216	2,572
Derivative liabilities	242,273	23,550
Total current liabilities	582,215	221,052
Total Liabilities	582,215	221,052

Shareholders' Equity (Deficit)
Preferred Stock:
Series A convertible preferred stock, $.00001 par, 130,000,000 shares authorized, 10,000 shares issued and outstanding	-	-
Series B convertible preferred stock, $.00001 par, 70,000,000 shares authorized, 0 and 10,000 shares issued and outstanding, respectively	-	-
Series C convertible preferred stock, $.00001 par, 20,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.00001 par, 20,000,000,000 shares authorized, 4,926,853 and 1,573,982 shares issued and outstanding, respectively	49	16
Additional paid in capital	(553,959)	409,746
Retained Earning (Deficit)	458,678	(624,261)
Total shareholders' equity (Deficit)	(95,232)	(214,499)
Total Liabilities and Shareholders' Equity (Deficit)	$486,983	$6,553

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Writ Media Group, Inc.
(formerly Writers Group Film Corp.)
Consolidated Statement of Operations
(unaudited)

	For The Three Months Ended December 31,		For The Nine Months Ended December 31,
	2013	2012	2013	2012
Revenues
Related party	-	2,745	-	8,855
Total revenue	-	2,745	-	8,855
Operating Costs and Expenses
Wages and benefits	-	91,050	49,578	317,101
Audit and accounting	21,166	15,166	51,223	45,566
Legal fee	9,483	-	28,063	16,089
Other general and administrative	70,225	40,193	221,409	64,814
Total operating expenses	100,874	146,409	350,273	443,570

Loss from operations	(100,874)	(143,664)	(350,273)	(434,715)

Other income (expense)
Gain (Loss) from derivative liability	131,937	6,726	1,590,246	365,846
Interest expense	(38,094)	(53,408)	(157,034)	(109,489)
Net income (loss)	(7,031)	(190,346)	1,082,939	(178,358)

Net income (loss) per share:
Basic	$-	$(0.24)	$0.34	$(0.29)
Diluted	$-	$(0.24)	$(0.03)	$(0.29)

Weighted average common shares outstanding:
Basic	4,705,660	777,096	3,193,285	624,662
Diluted	4,705,660	777,096	23,294,397	624,662

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Writ Media Group, Inc.
(formerly Writers Group Film Corp.)
Consolidated Statement of Cash Flows
(unaudited)

	For The Nine Months Ended December 31,
	2013	2012

Cash Flows From Operating Activities
Net Income (Loss)	$1,082,939	$(178,358)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain on Derivative Liability	(1,590,246)	(365,846)
Shares issued for services	87,624	31,000
Amortization of debt discount	150,502	100,679
Amortization of deferred financing costs	7,312	-
Amortization of intangibles	8,406	-
Imputed interest on related party loan	-	4,008
Changes in operating assets and liabilities:
Account receivable	(300)	-
Account receivable, related party	-	46,800
Prepaid expenses and other assets	(2,040)	(1,743)
Accounts payable	95,249	(14,394)
Accrued liabilities	44,657	277,762
Net cash used in operating activities	(115,897)	(100,092)

Cash Flows From Investing Activities
Development of software	(40,000)	-
Purchase of computer hardware	(1,664)
Loan repayment by related parties	-	2,034
Net cash provided by (used in) investing activities	(41,664)	2,034

Cash Flows From Financing Activities
Borrowing on short term notes payable	58,000	86,000
Payment on related party debt, net	(2,356)	-
Payment of deferred financing costs	(5,000)	(3,500)
Payment of short-term notes payable	(4,500)
Proceeds from shares issuance for cash	55,000	-
Borrowing on convertible debt	55,500
Net cash provided by financing activities	156,644	82,500

Net increase (decrease) in cash and cash equivalents	(917)	(15,558)
Cash and cash equivalents, beginning of period	1,143	15,599
Cash and cash equivalents, end of period	$226	$41

Income taxes paid	$-	$-
Interest paid	$-	$-
Non-cash financing activities:
Common Shares issued for convertible debt and accrued interest	$139,896	$94,505
Common Shares issued for acquisition Amiga Games, Inc.	400,000	-
Debt discount resulting from recognition of derivative liability	$160,062	$131,000
Reclassification of derivative liabilities to additional paid in capital	$(1,649,609)	$42,187
Reclassification from nonconvertible debt to convertible debt	$-	45,000
Reclassification from related party debt to non-related party debt		18,900
Conversion from Series B preferred stock to common stock	$1,000	$-
Common Shares issued for prior year accrued interest	$3,517	$-
Cancellation of shares	(100)
Purchases of fixed assets on account	$48,061	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

WRIT MEDIA GROUP, INC.
(formerly Writers Group Film Corp.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

NOTE 1 – ORGANIZATION, BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

WRIT Media Group, Inc. (the “Company”) (formerly Writers Group Film Corp.) is a Delaware corporation with two wholly-owned subsidiaries: Front Row Networks, Inc. (“Front Row”) and Amiga Games Inc. (“Amiga Games”).

Front Row is a content creation company which produces, acquires and distributes live concerts in 3D for initial worldwide digital broadcast into digitally-enabled movie theaters, TV and mobile streaming providers.

Amiga Games is a video and computer game retailer, with approximately 500 titles in its library which it licenses to video and computer game and app developers and other retailers.

The accompanying unaudited interim financial statements of WRIT Media Group, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report on Form 10-K for the initial period ended March 31, 2013 as filed with the SEC. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the consolidated financial statements which would substantially duplicate the disclosure contained in the audited financial statements as reported in the annual report on Form 10-K have been omitted.

A reclassification has been made to the balance sheet as of March 31, 2013 to conform to the current period’s presentation.

Capitalized Software Costs

Software costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs are capitalized until the point that the product is ready for sale, and are subsequently reported at the lower of unamortized cost or net realizable value. The Company considers annual amortization of capitalized software costs based on the ratio of current year revenues by product to the total estimated revenues by the product, subject to an annual minimum based on straight-line amortization over the product’s estimated economic useful life, not to exceed five years. The Company periodically reviews capitalized software costs for impairment where the fair value is less than the carrying value.

Goodwill and intangible assets

The Company accounts for goodwill and intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in the Company's share exchange with Amiga Games, Inc. which occurred on August 19, 2013. ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value.

Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

Fair Value Measurements

As defined in ASC 820 “Fair Value Measurements”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value as of December 31, 2013 and March 31, 2013. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

As of December 31, 2013	Total	Quoted Prices in Active Markets for Identical Instruments Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Derivative Liabilities	$242,273			$242,273

As of March 31, 2013	Total	Quoted Prices in Active Markets for Identical Instruments Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Derivative Liabilities	$23,550			$23,550

NOTE 2 – GOING CONCERN

As reflected in the accompanying consolidated unaudited financial statements, the Company has suffered recurring losses from operations and had a working capital deficit of $576,551 at December 31, 2013. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from outcome of this uncertainty.

Although management is currently attempting to implement its business plan, and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.

NOTE 3 – NOTES PAYABLE

Notes payable consists of the following:

	December 31, 2013	March 31, 2013

Note payable, net of debt discount of $0 and $7,362, respectively	$44,000	$101,700

Mrs. Nancy Louise Jones

On November 26, 2010, the Company borrowed $60,562 from Mrs. Nancy Louise Jones, wife of Mr. John Diaz, the former CEO and major shareholder. The note carried zero interest and is due on September 8, 2013. On May 2, 2013, Nancy Louise Jones assigned her $60,562 note to Magna Group LLC (see Note 4). The maturity date of this amended note is January 2, 2014. This loan bears an interest rate of 12% per annum. The note is convertible into common stock at a price of 55% multiplied by the lowest volume weighted average price for the Common Stock during the five trading day period ending on the latest complete trading day prior to the conversion date. Additionally, in no event shall the conversion price be less than $0.04. The Company evaluated the application of ASC 470-50 and ASC 470-60 and concluded the addition of a conversion feature constituted a debt extinguishment rather than a troubled debt restructuring. See more discussion about the new debt in Note 4.

On June 12, 2013, the Company borrowed $12,000 from Mrs. Nancy Louise Jones. Out of the $12,000 debt proceeds $2,000 was paid to Mrs. Nancy Louise Jones for legal and administrative fees. The maturity date of this note is August 31, 2013, which was amended by the parties to April 1, 2014. This loan bears an interest rate of 12% per annum. The Company evaluated the application of ASC 470-50 and ASC 470-60 and concluded the extension of maturity date does not constitute a troubled debt restructuring or debt extinguishment.

Mr. John L. Shaw

On October 10, 2013, the Company borrowed $6,000 from John L. Shaw. The maturity date of this note is April 10, 2014 and this loan bears an interest rate of 0% per annum from the issuance date. During the three months ended December 31, 2013, the Company paid off $4,500 of the balance, bringing the note balance to $1,500.

SFH Capital LLC

On October 22, 2013, the Company borrowed $14,000 from SFH Capital LLC. The maturity date of this note is October 22, 2014 and this loan bears an interest rate of 12% per annum from the issuance date.

On October 29, 2013, the Company borrowed $4,000 from SFH Capital LLC. The maturity date of this note is October 29, 2014 and this loan bears an interest rate of 8% per annum from the issuance date.

On December 11, 2013, the Company borrowed $12,500 from SFH Capital LLC. The maturity date of this note is December 11, 2014 and this loan bears an interest rate of 8% per annum from the issuance date.

NOTE 4 – CONVERTIBLE DEBT

Convertible debt outstanding, net of debt discount of $0 on March 31, 2013	$20,727
Add: Issuance of Magna convertible debts, net of debt discount of $11,500	-
Issuance of Asher $28,000 debt dated April 10, 2013 net of discount of $28,000	-
Issuance of Asher $27,500 debt dated May 13, 2013 net of discount of $27,500	-
Assignment from Nancy Louise Jones, net of debt discount of $60,562	-
Reclassification of Asher $16,000 debt dated November 2, 2012 from nonconvertible debt to convertible debt, net of debt discount of $7,362	8,638
Reclassification of Asher $32,500 debt dated January 30, 2013 from nonconvertible debt to convertible debt, net of debt discount of $32,500	-

Amortization of debt discount	148,502
Less: principal converted into common stock	(134,527)
Convertible debt outstanding, net of debt discount of $4,741	$43,340

During the nine months ended December 31, 2013, $134,527 of convertible debts and $5,369 of accrued interest was converted into 2,320,027 shares of common stock.

Asher Enterprises, Inc.

On November 2, 2012, the Company borrowed $16,000 from Asher Enterprises. The maturity date of this note is August 5, 2013. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. On May 1, 2013, after 180 days following the date of the note, the note became convertible. Asher Enterprises had the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price was 25% multiplied by the lowest trading price for the Common Stock during the 120 trading day period ending on the latest complete trading day prior to the conversion date. Along with the note payable, the Company issued warrants to purchase 49,230,769 shares of common stock. The warrants expire 5 years after issuance and have an exercise price of $0.0000325. The exercise price can adjust downward if the Company issues common stock at a price per share lower than the current exercise price. Asher Enterprise converted principal of $16,000 and interest of $640 into 135,938 common shares, bringing the note balance to $0. Debt discount of $7,362 was amortized during the three months ended December 31, 2013.

On January 30, 2013, the Company borrowed $32,500 from Asher Enterprises. The maturity date of this note is November 1, 2013. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. On July 29, 2013, after 180 days following the date of the note, the note became convertible. Asher Enterprises had the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price was 50% multiplied by the lowest trading price for the Common Stock during the 20 trading day period ending on the latest complete trading day prior to the conversion date. Asher Enterprise converted principal of $32,500 and interest of 1,300 into 338,000 common shares, bringing the note balance to $0. Debt discount of $32,500 was amortized during the nine months ended December 31, 2013.

On April 10, 2013, the Company borrowed $28,000 from Asher Enterprises. The maturity date of this note is January 15, 2014. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 50% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date. As of December 31, 2013, Asher Enterprises converted principal of $5,800 into 116,000 common shares, bringing the note balance to $22,200. Debt discount of $18,667 was amortized during the nine months ended December 31, 2013.

On May 13, 2013 the Company borrowed $27,500 from Asher Enterprises. The maturity date of this note is February 17, 2014. This loan bears an interest rate of 8% per annum. Interest on overdue principal after default accrues at an annual rate of 22%. After 180 days following the date of the note, Asher Enterprises has the right to convert all or a portion of the remaining outstanding principal amount of this note into shares of the Company’s Common Stock. The conversion price will be 50% multiplied by the average of the lowest two trading prices for the Common Stock during the twenty trading day period ending on the latest complete trading day prior to the conversion date. As of December 31, 2013, the note was not yet converted. Debt discount of $18,333 was amortized during the nine months ended December 31, 2013.

The Company analyzed the conversion option of the Asher note for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that the embedded conversion feature should be classified as a liability due to there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The embedded conversion feature was measured at fair value at the date of inception and at the termination of the instrument with the change in fair value recorded to earnings.

The Company analyzed the warrants for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that the warrants should be classified as a liability due to their not being indexed to the Company’s common stock. The warrants were measured at fair value at the date of inception and at the end of each reporting period or termination of the instrument with the change in fair value recorded to earnings. See discussion related to the derivative liabilities in Note 5 and warrants in Note 6.

Magna Group, LLC

On May 2, 2013 Magna Group LLC purchased the note payable of $60,562 from Mrs. Nancy Louise Jones and entered into an amended debt agreement with the Company. See Note 3. On May 9, 2013, Magna issued another convertible note of $11,500 to the Company. The note bears interest of 12% per annum, is due on January 9, 2014 and is convertible into common shares at a price of 55% multiplied by the lowest volume weighted average price for the Common Stock during the five trading day period ending on the latest complete trading day prior to the conversion date. Magna converted debt principal of $60,562 and interest of $579 into 303,884 common shares during the nine months ended December 31, 2013.

As the Asher debt became convertible on May 1, 2013, July 29, 2013, October 7, 2013, and November 9, 2013 the conversion option of Magna convertible notes became tainted, that is, under ASC 815-15 “Derivatives and Hedging”, it should be recorded as derivative liability. The derivative treatment resulted in a full debt discount on the Magna notes. During the nine months ended December 31, 2013, debt discount of $71,640 was amortized and the unamortized discount is $422 as of December 31, 2013.

Other Convertible Notes

The convertible debts were issued in September 2009, bear an interest rate at 8% per annum, due in one year, and are convertible at $0.01 per share.

On September 12, 2013, one of the debt holders assigned $9,170.50 note to Fierce Entertainment LLC. The maturity date of this amended note is September 12, 2014. This loan bears an interest rate of 8% per annum. The note is convertible into common stock at $0.1 per share. The Company evaluated the application of ASC 470-50 and ASC 470-60 and concluded the amended term dose not constituted a debt extinguishment or troubled debt restructuring. On October 11, 2013 Fierce Entertainment LLC converted debt principal of $9,170 into 91,705 common shares, bringing the note balance to $0.

During the nine months ended December 31, 2013, debt principal of $10,495 and interest of $2,850 has been converted into 1,334,500 common shares. As of December, 31, 2013, the convertible notes have an outstanding balance of $1,062.

In addition, the Company also had a convertible note due to related party of $1,550 as of December 31, 2013.

As the Asher debt became convertible on May 1, 2013, July 29, 2013, October 7, 2013, and November 9, 2013, the conversion option of all other third party convertible notes became tainted. Under ASC 815-15 “Derivatives and Hedging”, it should be recorded as derivative liability.

NOTE 5 – DERIVATIVE LIABILITIES

Convertible Notes

The Company valued the embedded derivatives (see discussion below) using Black-Scholes Option Pricing Model based on the following assumptions:

- Dividend yield: 0%
- Volatility: 216.68%-290.85%
- Risk free rate: 0.03%-0.10%

Asher Enterprises
As discussed in Note 4, Asher note of $16,000 and $32,500 became convertible on May 1, 2013 and July 29, 2013, respectively. The conversion feature for Asher note of $16,000 and $32,500 should be classified as derivative liabilities and recorded at fair value. The fair value of the conversion feature for Asher note of $16,000 was determined to be $132,409 on May 1, 2013 and was recognized as additional paid in capital. The fair value of the conversion feature for Asher note of $32,500 was determined to be $74,286 on July 29, 2013 of which $32,500 was recorded as debt discount and 41,786 was recorded as derivative loss. As a result of full conversion on May 29, 2013 and September 9, 2013, under ASC 815-15 “Derivative and Hedging”, the instrument should be measured at fair value at the date of the termination with the change in fair value recorded earnings. Total fair value of the conversion feature on conversion dates was $223,892 and this value was reclassified out of liabilities to equity.

As discussed in Note 4, Asher note of $28,000 became convertible on October 7, 2013. The conversion feature for Asher note of $28,000 should be classified as derivative liabilities and recorded at fair value. The fair value of the conversion feature for Asher note of $28,000 was determined to be $84,000 on October 7, 2013, of which $28,000 was recorded as debt discount and $56,000 was recorded as derivative loss. On October 21, 2013, $5,800 out of the $28,000 was converted, and as a result, under ASC 815-15 “Derivative and Hedging”, the instrument should be measured at fair value at the date of the conversion with the change in fair value recorded in earnings. Prorated fair value of the conversion feature on conversion dates was $11,600 and this value was reclassified out of liabilities to equity. Under ASC 815-15 “Derivatives and Hedging”, the derivative liabilities were subsequently measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. The fair value of the derivatives related to the Asher note on December 31, 2013 was $59,200. The change in fair value is $14,800 and was recognized as loss on derivative.

As discussed in Note 4, Asher note of $27,500 became convertible on November 9, 2013. The conversion feature for Asher note of $27,500 should be classified as derivative liabilities and recorded at fair value. The fair value of the conversion feature for Asher note of $27,500 was determined to be $110,000, on November 9, 2013, of which $27,500 was recorded as debt discount and $82,500 was recorded as derivative loss. The note is not converted yet. Under ASC 815-15 “Derivatives and Hedging”, the derivative liabilities were subsequently measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. The fair value of the derivatives related to the Asher note on December 31, 2013 was $73,333. The change in fair value is $36,667 and was recognized as gain on derivative.

Magna Group LLC
As discussed in Note 4, the conversion feature of Magna notes were tainted by Asher note on May 1, 2013, July 29, 2013 and October 7, 2013 and should be classified as derivative liabilities and recorded at fair value. On May 1, 2013 the fair value of the conversion feature of the two Magna notes was determined to be $139,524, out of which $72,062 was recorded as debt discount and $67,462 was recorded as derivative loss. On July 29, 2013 the fair value of the conversion feature of the two Magna notes was determined to be $50,575 and was recognized as additional paid in capital. As a result of conversion of $10,000, $8,000 and $9,362 debt principal on May 10, 2013, July 30, 2013 and August 19, 2013, respectively and the termination of derivative treatment on May 29, 2013 and September 9, 2013, under ASC 815-15 “Derivative and Hedging”, the instrument should be measured at fair value at the date of the termination with the change in fair value recorded earnings. Total fair value of the conversion feature on conversion and termination dates was $202,465 and this value was reclassified out of liabilities to equity. The fair value of the derivatives related to the Asher note on December 31, 2013 was $57,500. The change in fair value is $28,750 and was recognized as gain on derivative.

Other Third Party and Related Party Convertible Notes
As discussed in Note 4, the conversion feature of other third party notes was tainted by Asher note on May 1, 2013, July 29, 2013 and October 7, 2013. In addition, the conversion feature of related party convertible debt of $1,550 was also tainted for the same reason. The conversion features should be classified as derivative liabilities and recorded at fair value. On May 1, 2013 July 29, 2013 and October 7, 2013, the fair value of the conversion feature of these debts was determined to be $2,485,220, $805,280 and $479,640, respectively and was recorded as additional paid in capital. As a result of conversion of $15,870 debt principal during the period that the convertible notes got tainted and the termination of derivative treatment on May 29, 2013 and September 9, 2013, under ASC 815-15 “Derivative and Hedging”, the instrument should be measured at fair value at the date of the termination with the change in fair value recorded earnings. Total fair value of the conversion feature on conversion and termination dates was $1,927,717 and this value was reclassified out of liabilities to equity. The fair value of the derivatives related to the Convertible note on December 31, 2013 was $52,240. The change in fair value is $26,120 and was recognized as loss on derivative.

Warrants

As discussed in Note 4, 49,230,769 warrants issued with the Asher debt should be classified as derivative liability and recorded at fair value at the termination date. Asher settled all the warrants on June 5, 2013. The fair value of the warrants on June 5, 2013 was determined to be $24,614 using Black-Scholes Option Pricing Model based on the following assumptions and was reclassified out of liabilities to equity:

- Dividend yield: 0%
- Volatility: 353.50%
- Risk free rate: 0.75%

The following table summarizes the derivative liabilities included in the consolidated balance sheet:

Balance at March 31, 2013	$23,550
ASC 815-15 additions
Asher Enterprise note	400,695
Magna Group LLC notes	$276,349
Other convertible notes	3,769,960
ASC 815-15 deletions
Asher Enterprise note	(235,492)
Magna Group LLC notes	(202,465)
Other convertible notes	(1,927,717)
Asher Enterprise warrants	(24,614)
Change in fair value	(1,837,993)
Balance at December 31, 2013	$242,273

The following table summarizes the derivative (gain) or loss recorded as a result of the derivative liabilities above:

For the Nine Months Ended December 31, 2013
Excess of fair value of liabilities over note payable	$247,747
Change in fair value	(1,837,993)
Total Derivative (Gain) Loss	$1,590,246

NOTE 6 – EQUITY

Warrants

As discussed in Note 4, along with the note payable, the Company issued warrants to purchase 49,230,769 shares of common stock to Asher Enterprise Inc. The warrants expire 5 years after issuance and have an exercise price of $0.0000325. The exercise price can adjust downward if the Company issues common stock at a price per share lower than the current exercise price.

On June 5, 2013, Asher Enterprises exercised 26,373,626 warrants for common stock. Instead of paying cash to the Company, Asher Enterprises forfeited the remaining 22,857,143 warrants as consideration given to exercise the warrants. The following table summarizes the Company’s warrant activity for the nine months ended December 31, 2013:

	Number of Units	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Intrinsic value
Outstanding at March 31, 2013	49,230,769	$0.00	4.59	$52,554
Exercises	(26,373,626)	0.00	-	-
Forfeitures	(22,857,143)	0.00	-	-
Outstanding at December 31, 2013	-	$-	-	$-

Common Shares issued for convertible notes and cash:

During the nine months ended December 31, 2013, convertible debts of $134,527 along with accrued interest of $5,369 were converted into 2,320,027 common shares. See Note 4.

Conversion of Preferred Stock into Common Shares

On May 1, 2103, Tal L Kapelner converted 10,000 shares of preferred stock series B into 100,000 common shares.

Common shares issued for services

During the nine months ended December 31, 2013, the Company issued 306,470 shares of common stock to employees and third party consultants as compensation. The fair value of the shares was determined to be $91,141 of which $3,517 was for deferred compensation accrued as of March 31, 2013.

Common shares issued for cash

During the nine months ended December 31, 2013, the Company issued 110,000 shares of common stock for cash totaling $55,000.

Common shares issued acquisition of Amiga Games, Inc.

On August 19, 2013, the Company issued 500,000 common stocks in exchange for all of the outstanding shares of Amiga Games, Inc. The fair value of the shares was determined to be $400,000. See note 7.

Cancellation of Common shares

On October 22, 2013 the Company cancelled 10 thousand common shares and returned the common shares to treasury. The common shares were cancelled due to partial cancellation of a stock purchase agreement between convertible note holder and other party.

NOTE 7 – ACQUISITION

On August 19, 2013, the Company purchased all of the outstanding shares of Amiga Games, Inc. for 500,000 common shares. Amiga Games, Inc. licenses classic video game libraries and intends to resurrect classic game titles by giving them new life on today's gaming platforms such as smart phones, PCs, modern game consoles, and tablets. The Company has determined that control of the acquired assets changed hands on August 19, 2013 in accordance with ASC 805-10 (Business Combination) the 500,000 shares were valued using the $0.8 per share closing price on that date for total purchase price consideration of $400,000.

In accordance with purchase acquisition accounting, the company initially allocated the consideration to the net tangible and identifiable intangible assets, based on their estimated fair values as of the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Tangible assets	$-
Customer relationships	134,503
Goodwill	265,497
Total purchase price	$400,000

The tangible and identifiable intangible assets acquired have minimal activities in the past years. The Company believes the operating activity does not have a material impact on the unaudited consolidated pro forma information.

The Company determined the useful life of the customer list to be four years and $8,406 of amortization expense was recorded during the nine months ended December 31, 2013.

NOTE 8 – SUBSEQUENT EVENTS

On January 9, 2014 the Company paid off the balance of the Magna/Hanover Holdings I, LLC convertible note, bearing interest of 12% per annum and issued on May 9, 2013 for the amount of $12,426, bringing the note balance to $0.

During January, 2014, SFH Capital, LLC converted debt principal and interest of $4,036 into 403,625 common shares, and other convertible debt holders converted debt principal and interest of $2,490 into 249,042 common shares.

On January 22, 2014, shareholders approved of, (i) the name change of the corporation to Writ Media Group, Inc., and (ii) a 1 for 1,000 reverse split of the Company’s issued and outstanding common shares. The Company accounted for the reverse stock split retrospectively and is presented accordingly in the Company’s financial statements as of December 31, 2013 and March 31, 2013.

On January 23, 2014, the Company issued 127,569 shares to third party vendors as compensation. The fair value of the shares was $12,757.

On February 4, 2014, the Company paid off the balance of the Asher Enterprises, Inc. convertible note, bearing interest of 8% per annum and issued on April 10, 2013 for $36,050.

On February 5, 2014, the Company paid off the balance of the John L. Shaw note, bearing interest of 0% per annum and issued on October 10, 2013.